Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

Chimerix, Inc.

at

$8.55 per share, payable in cash

by

Pinetree Acquisition Sub, Inc.

an indirect wholly owned subsidiary of

Jazz Pharmaceuticals Public Limited Company

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M. EASTERN TIME

ON APRIL 17, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Pinetree Acquisition Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and an indirect wholly owned subsidiary of Jazz Pharmaceuticals Public Limited Company, an Irish public limited company (which we refer to as “Jazz” or “Parent”), is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as defined below, any and all of the outstanding shares of common stock, par value $0.001 per share (which we refer to as the “Shares”), of Chimerix, Inc., a Delaware corporation (which we refer to as “Chimerix” or the “Company”), in exchange for $8.55 per Share, payable in cash, without interest and subject to reduction for any applicable withholding taxes (which we refer to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (which we refer to as this “Offer to Purchase”) and in the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with this Offer to Purchase and other related tender offer materials, as each may be amended, supplemented or otherwise modified from time to time, constitutes, and we refer to as, the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 4, 2025 (which, as it may be amended, supplemented or otherwise modified from time to time, we refer to as the “Merger Agreement”), by and among Jazz, Purchaser and Chimerix. The Merger Agreement provides, among other things, that if the Offer is consummated, as soon as practicable (and in no event later than one business day) following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Chimerix (which we refer to as the “Merger”) without a vote of the stockholders of Chimerix in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”), with Chimerix continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than any Shares held by Chimerix, Jazz, Purchaser or any of their respective wholly owned subsidiaries or by any person who is entitled to and properly demands for appraisal of his or her Shares in the time and manner provided in Section 262 of the DGCL) will be converted into the right to receive the Offer Price. As a result of the Merger, Chimerix will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Jazz. Under no circumstances will interest be paid on the consideration for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (A) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”) and (B) the satisfaction of (i) the Minimum Condition, (ii) the Regulatory Condition to the Offer (as defined below) and (iii) the Governmental Authority Condition to the Offer (as defined below). The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn, on or prior to the end of the day, one minute after 11:59 p.m., Eastern Time, on April 17, 2025 (which we refer to as the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with all other Shares (if any) beneficially owned by Jazz and its affiliates, represent one more Share than 50% of the total number of Shares outstanding at the Expiration Date. The “Regulatory Condition to the Offer” requires that any waiting period (and any extension thereof) applicable to the Offer under the HSR Act has expired or been terminated (including any timing agreements with or commitment to any governmental body under the HSR Act to delay or not to close the transactions contemplated by the Merger Agreement). The “Governmental Authority Condition to the Offer” requires that there has not been issued by any governmental body of competent jurisdiction and remaining in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition or payment for Shares pursuant to the Offer or the consummation of the Merger, and no legal requirement has been promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which, directly or indirectly, prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15—“Conditions to the Offer.”

The Board of Directors of Chimerix has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, Chimerix and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Chimerix of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Chimerix accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Chimerix Board Recommendation”), in each case on the terms and subject to the conditions of the Merger Agreement.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

March 21, 2025

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, with any required signature guarantees if the Letter of Transmittal so requires, and mail or deliver the Letter of Transmittal and any other required documents to Computershare, in its capacity as depository and paying agent for the Offer (which we refer to as the “Depository”), and either deliver the certificates for your Shares to the Depository along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its addresses and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (877) 456-3402

Banks and Brokers may call collect: (212) 750-5833

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related tender offer materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related tender offer materials in their entirety. Jazz and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Chimerix contained herein and elsewhere in the Offer to Purchase has been provided to Jazz and Purchaser by Chimerix or has been taken from or is based upon publicly available documents or records of Chimerix on file with the SEC at the time of the Offer. Jazz and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	Subject to certain conditions, including the satisfaction of the Minimum Condition, as defined below, any and all of the outstanding shares of common stock, par value $0.001 per share, of Chimerix, Inc. Unless the context otherwise requires, in this Offer to Purchase, the term “Shares” refers to shares of Chimerix common stock.

Consideration Offered Per Share	$8.55 per Share, payable in cash without interest and subject to reduction for any applicable withholding taxes (which we refer to as the “Offer Price”).

Scheduled Expiration of Offer	At the end of the day, one minute after 11:59 p.m., Eastern Time, on April 17, 2025, unless the Offer is extended or terminated. See Section 1—“Terms of the Offer.”

Purchaser	Pinetree Acquisition Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Jazz Pharmaceuticals Public Limited Company, an Irish public limited company.

Who is offering to purchase my shares?

Pinetree Acquisition Sub, Inc., or “Purchaser,” an indirect wholly owned subsidiary of Jazz Pharmaceuticals Public Limited Company, is offering to purchase for cash, subject to certain conditions, including the satisfaction of the Minimum Condition, any and all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Chimerix. See the “Introduction” and Section 8—“Certain Information Concerning Jazz and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Jazz. We use the term “Jazz” to refer to Jazz Pharmaceuticals Public Limited Company alone, the term “Purchaser” to refer to Pinetree Acquisition Sub, Inc. alone and the terms “Chimerix” and the “Company” to refer to Chimerix, Inc. alone. We use the term “Acquired Corporation” to refer to each of Chimerix and its subsidiaries, and we refer to Chimerix and its subsidiaries, collectively, as the “Acquired Corporations.”

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and the entire equity interests in, Chimerix. If the Offer is consummated, pursuant to the Merger Agreement, Jazz intends, as soon as practicable (and in no event later than one business day) following the Offer Acceptance Time (as defined below), to cause Purchaser to consummate the Merger (as defined below). Upon consummation of the Merger (as defined below), Chimerix would cease to be a publicly traded company and would be an indirect wholly owned subsidiary of Jazz.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $8.55 per Share, payable in cash without interest and subject to reduction for any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1—“Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Jazz, Purchaser and Chimerix have entered into an Agreement and Plan of Merger, dated as of March 4, 2025 (as it may be amended, supplemented or otherwise modified from time to time, we refer to as the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Chimerix (which we refer to as the “Merger”). If the conditions to the Offer (including the Minimum Condition) are satisfied or waived and we consummate the Offer, we intend to effect the Merger without any vote or other action by the stockholders of Chimerix pursuant to Section 251(h) of the DGCL.

See Section 11—“The Merger Agreement; Other Agreements” and Section 15—“Conditions to the Offer.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Jazz and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the payment in respect of outstanding stock options and restricted stock units and to provide funding for the Merger is approximately $935 million, plus related fees and expenses. Jazz and Purchaser currently have, and will have, available to them, through a variety of sources, including cash on hand, funds necessary for the payment of the aggregate Offer Price and to satisfy all of their payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby. Neither Jazz nor Purchaser has entered into any financing commitment in connection with the Merger Agreement or the transactions contemplated thereby.

See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No, we do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	Jazz and Purchaser currently have, and will have, available to them, through a variety of sources, including cash on hand, sufficient funds to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we will acquire all remaining Shares for the same consideration in the Merger as was paid in the Offer (i.e., the Offer Price).

See Section 9—“Source and Amount of Funds” and Section 11—“The Merger Agreement; Other Agreements.”

Does Jazz or Purchaser already own Shares?

No, as of March 21, 2025, neither Jazz nor Purchaser own any Shares.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until the end of the day, one minute after 11:59 p.m., Eastern Time, on April 17, 2025, unless we extend the Offer pursuant to the terms of the Merger Agreement (we refer to such date and time, as it may be extended in accordance with the terms of the Merger Agreement, as the “Expiration Date”) or the Offer is earlier terminated. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

The date and time at which Purchaser accepts for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended.

If, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Jazz, to the extent waivable by Purchaser or Jazz, Purchaser may, in its discretion (and without the consent of Chimerix or any other person), extend the Expiration Date of the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension to permit such Offer Condition to be satisfied.

Purchaser must extend the Offer from time to time for (x) any period required by any legal requirement, any interpretation or position of the U.S. Securities and Exchange Commission (which we refer to as the “SEC”), the staff thereof or Nasdaq Global Select Market (which we refer to as “Nasdaq”) applicable to the Offer, and (y) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated.

If, as of the then-scheduled Expiration Date, any Offer Condition (other than (x) the Officer Certificate Condition and (y) the Minimum Condition) is not satisfied and has not been waived by Purchaser or Jazz, to the extent waivable by Purchaser or Jazz, upon Chimerix’s written request, Purchaser must extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied.

If, as of the then-scheduled Expiration Date, the Minimum Condition is not satisfied but all other Offer Conditions (other than the Officer Certificate Condition) have been satisfied or waived, at the written request of Chimerix, Purchaser must, and Jazz must cause Purchaser to, extend the Offer on up to two (2) occasions for an additional period of up to ten (10) business days per extension, to permit the Minimum Condition to be satisfied.

Notwithstanding the above extension options and obligations, in no event will Purchaser: (1) be required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement and the End Date (as defined below) (such earlier occurrence, the “Extension Deadline”) or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Chimerix. Except in the event that the Merger Agreement is terminated pursuant to Section 8 of the Merger Agreement, Purchaser must not terminate the Offer, or permit the Offer to expire, prior to any scheduled Expiration Date without the prior written consent of Chimerix.

Either Jazz or Chimerix may terminate the Merger Agreement, at any time prior to the time Purchaser accepts the Shares tendered pursuant to the Offer for payment, if the consummation of the Merger (which we refer to as the “Closing”) has not occurred in accordance with the terms of the Merger Agreement on or prior to midnight, Eastern Time, on September 4, 2025, which date will automatically be extended to December 4, 2025 if as of midnight, Eastern Time, on September 4, 2025, all of the Offer Conditions other than the Regulatory Condition to the Offer (as defined below) or the Governmental Authority Condition to the Offer (as defined below) (in the case of the Governmental Authority Condition to the Offer, solely in respect of antitrust laws), are satisfied or waived (such date, as it may be extended pursuant to the Merger Agreement, the “End Date”).

See Section 1—“Terms of the Offer” and Section 11—“The Merger Agreement” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare, which is the depository and paying agent for the Offer (which we refer to as the “Depository”), of any extension and will issue a press release announcing the extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

See Section 1—“Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (which we refer to as the “Offer Conditions”):

•

there have been validly tendered (and not validly withdrawn) Shares that, considered together with all other Shares (if any) beneficially owned by Jazz and its affiliates, represent one more Share than 50% of the total number of Shares outstanding at the Expiration Date (which we refer to as the “Minimum Condition”);

•

any waiting period (or any extension thereof) applicable to the Offer under the HSR Act has expired or been terminated (including any timing agreements with or commitment to any Governmental Body under the HSR Act to delay or not to close the transactions contemplated by the Merger Agreement entered in connection therewith) (which we refer to as the “Regulatory Condition to the Offer”);

•

there is no temporary restraining order, preliminary or permanent injunction or other order issued by a governmental body of competent jurisdiction and remaining in effect preventing the acquisition or payment for Shares pursuant to the Offer or the consummation of the Merger and no legal requirement has been promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which, directly or indirectly, prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger (which we refer to as the “Governmental Authority Condition to the Offer”);

•

the representations and warranties made by Chimerix in the Merger Agreement are true and correct, subject to the materiality and other qualifications set forth in the Merger Agreement (which we refer to as the “Representations Condition”);

•

Chimerix has complied with and performed in all material respects the covenants or agreements it is required to comply with or perform under the Merger Agreement (which we refer to as the “Obligations Condition”);

•

since the execution and delivery of the Merger Agreement, there has not been any Material Adverse Effect (as defined below) (which we refer to as, collectively, the “Material Adverse Effect Condition”);

•

Jazz and Purchaser have received a certificate executed by Chimerix’s Chief Executive Officer or Chief Financial Officer certifying that the Representations Condition, the Obligations Condition, and the Material Adverse Effect Condition have been satisfied (which we refer to as the “Officer Certificate Condition”); and

•	the Merger Agreement has not been terminated in accordance with its terms (which we refer to as the “Termination Condition”).

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition (other than the Minimum Condition, the Termination Condition, the Regulatory Condition to the Offer and the Governmental Authority Condition to the Offer (solely in respect of any antitrust law)), and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. Without the prior written consent of Chimerix, Jazz and Purchaser are not permitted to:

•	decrease the Offer Price in a manner adverse to any holder of Shares in the holder’s capacity as such;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•	impose conditions to the Offer other than the conditions described in Section 15—“Conditions to the Offer”;

•

amend, modify or waive the Minimum Condition, the Termination Condition, the Regulatory Condition to the Offer or the Governmental Authority Condition to the Offer (in the case of the Governmental Authority Condition to the Offer, solely in respect of any antitrust law);

•

otherwise amend or modify any other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, individually or in the aggregate, any holder of Shares in its capacity as such or the ability of Jazz or Purchaser to consummate timely the Offer, the Merger or any of the transactions contemplated by the Merger Agreement;

•	terminate the Offer or accelerate, extend or otherwise change the Expiration Date, except as otherwise required or expressly permitted by the Merger Agreement; or

•	provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the Exchange Act.

See Section 15—“Conditions to the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depository or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. See Section 3—“Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after May 20, 2025, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for purchase the Shares validly tendered in the Offer.

See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depository while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4—“Withdrawal Rights.”

What does the Chimerix Board of Directors think of the Offer?

The Chimerix Board of Directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, Chimerix and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Chimerix of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Chimerix accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Chimerix Board Recommendation”), in each case on the terms and subject to the conditions of the Merger Agreement.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with Chimerix.” We expect that a more complete description of the reasons for the Chimerix Board of Directors’ approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 to be prepared by Chimerix and filed with the SEC and mailed to all Chimerix stockholders.

Have any Chimerix stockholders entered into agreements with Jazz or any of its affiliates requiring them to tender their Shares?

No, as of March 21, 2025, no Chimerix stockholders have entered into any such agreements.

If the Offer is consummated, will Chimerix continue as a public company?

No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of the DGCL, after which the Surviving Corporation will be an indirect wholly owned subsidiary of Jazz and the Shares will no longer be publicly traded.

See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly acquire a number of Shares that, together with the Shares then owned by Jazz and its affiliates, exceeds the Minimum Condition, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Chimerix pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer, nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Chimerix will not be required to vote on the Merger and if the Merger is consummated, will, if they did not otherwise tender their shares and do not otherwise properly demand appraisal of his or her Shares under the DGCL, receive the same consideration, without interest and subject to reduction for any applicable withholding taxes, for their Shares as was payable in the Offer (which we refer to as the “Merger Consideration”). Chimerix stockholders and beneficial owners will be entitled to appraisal rights under the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer.

See Section 11—“The Merger Agreement; Other Agreements,” Section 12—“Purpose of the Offer; Plans for Chimerix—Merger Without a Stockholder Vote” and Section 17—“Appraisal Rights.”

If the Offer is not completed, will the Merger nevertheless be consummated?

No, the consummation of the Merger is conditioned on the completion of the Offer.

What is the market value of my Shares as of a recent date?

On March 4, 2025, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $4.96. On March 20, 2025, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $8.47. We encourage you to obtain a recent market quotation for the Shares before deciding whether to tender your Shares.

See Section 6—“Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the date of the Effective Time, except as otherwise required or expressly permitted in the Merger Agreement, the Acquired Corporations will not declare, set aside or pay any dividend or make any other distribution in respect of its capital stock (including the Shares).

See Section 6—“Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders and beneficial owners will be entitled to appraisal rights in connection with the Merger if they did not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders and beneficial owners must properly exercise and demand their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17—“Appraisal Rights.”

What will happen to my stock options and restricted stock units in the Offer?

The Offer is made only for Shares and is not made for any compensatory options to purchase Shares (which we refer to as “Company Options”) or awards of restricted stock units representing the right to be issued Shares (which we refer to as “Company RSUs”). If you wish to tender Shares underlying Company Options, you must first exercise such Company Options (to the extent exercisable) in accordance with its terms and with sufficient time to tender pursuant to the Offer the Shares received upon exercise of such Company Options.

Pursuant to the Merger Agreement, at the Effective Time:

•

each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time which has a per share exercise price that is less than the Offer Price (each, an “In the Money Option”) will be cancelled and converted into the right to receive a cash payment equal to, for each underlying share, the excess of the Offer Price over the per share exercise price (without regard to vesting);

•

each Company Option that is not an In the Money Option that is outstanding and unexercised, whether or not vested, as of immediately prior to the Effective Time will be cancelled for no consideration; and

•

each outstanding Company RSU will be cancelled and the holder thereof shall be entitled to an amount in cash equal to the product of (x) the total number of Shares subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Offer Price.

See Section 11—“The Merger Agreement—Treatment of Equity Awards.”

What will happen to my rights to purchase shares under Chimerix, Inc.’s 2013 Employee Stock Purchase Plan?

The Offer is made only for Shares and not for rights to purchase shares under the 2013 Employee Stock Purchase Plan (which we refer to as the “Company ESPP”). The Company ESPP will continue to be operated in accordance with its terms for the current offering period, except that participants may not increase the amount of payroll deductions into the Company ESPP during the current offering period from those in effect as of the date of the Merger Agreement, no individuals may commence participation in the Company ESPP between the date of the Merger Agreement and the Effective Time and, each purchase right issued pursuant to the Company ESPP under the current offering period must be fully exercised no later than five (5) business days prior to the Effective Time or, if such purchase period is not scheduled to end by no later than five (5) business days prior to the Effective Time, Chimerix will cause any payroll contributions accumulated with respect to such purchase period to be refunded to applicable participants by Chimerix no later than the Effective Time. The Company ESPP will terminate effective upon the Effective Time. No new offering periods will commence following the execution of the Merger Agreement.

Shares held in participants’ accounts under the Company ESPP may be tendered in accordance with the terms of the Offer.

See Section 11 – “The Merger Agreement; Other Agreements – Treatment of Company ESPP.”

What are the material U.S. federal income tax consequences of tendering Shares?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. Holder (as defined in Section 5 — “Certain Material U.S. Federal Income Tax Consequences”) who exchanges Shares for cash in the Offer or the Merger generally will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash that such U.S. Holder receives in the Offer or the Merger and such U.S. Holder’s adjusted tax basis in the Shares surrendered pursuant to the Offer or the Merger, respectively.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain Material U.S. Federal Income Tax Consequences” for a more detailed discussion of certain material U.S. federal income tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated toll-free at (877) 456-3402. Banks and brokerage firms may call collect at (212) 750-5833. Innisfree M&A Incorporated is acting as the information agent (the “Information Agent”) for the Offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Chimerix:

Pinetree Acquisition Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and an indirect wholly owned subsidiary of Jazz Pharmaceuticals Public Limited Company, an Irish public limited company (which we refer to as “Jazz” or “Parent”), is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as defined below, any and all of the outstanding shares of common stock, par value $0.001 per share (which we refer to as the “Shares”), of Chimerix, Inc., a Delaware corporation (which we refer to as “Chimerix” or the “Company”), in exchange for $8.55 per Share, payable in cash, without interest and subject to reduction for any applicable withholding taxes (which we refer to as the which we refer to as “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (which we refer to as this “Offer to Purchase”) and in the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and, together with this Offer to Purchase and other related tender offer materials, as each may be amended, supplemented or otherwise modified from time to time, constitutes, and we refer to as, the “Offer”).

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of March 4, 2025 (which, as it may be amended, supplemented or otherwise modified from time to time, we refer to as the “Merger Agreement”), by and among Jazz, Purchaser and Chimerix. The Merger Agreement provides that, among other things, if the Offer is consummated, as soon as practicable (and in no event later than one business day) following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Chimerix (which we refer to as the “Merger”) without a vote of the stockholders of Chimerix in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”), with Chimerix continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than any Shares held by Chimerix, Jazz, Purchaser or any of their respective wholly owned subsidiaries or by any person who is entitled to and properly demands for appraisal of his or her Shares in the time and manner provided in Section 262 of the DGCL) will be converted into the right to receive the Offer Price. As a result of the Merger, Chimerix will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Jazz. Under no circumstances will interest be paid on the consideration for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Chimerix compensatory stock options and restricted stock units in the Merger.

Tendering stockholders who are record owners of their Shares and who tender Shares directly to Computershare, the depository and paying agent for the Offer (which we refer to as the “Depository”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Tendering stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (A) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”) and (B) the satisfaction of (i) the Minimum Condition, (ii) the Regulatory Condition to the Offer (as defined below); and (iii) the Governmental Authority Condition to the Offer (as defined below). The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn, on or prior to the end of the day, one minute after 11:59 p.m., Eastern Time, on April 17, 2025 (which we refer to as the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with all other Shares (if any)

beneficially owned by Jazz and its affiliates, represent one more Share than 50% of the total number of Shares outstanding at the Expiration Date. The “Regulatory Condition to the Offer” requires that any waiting period (and any extension thereof) applicable to the Offer under the HSR Act has expired or been terminated. The “Governmental Authority Condition to the Offer” requires that there has not been issued by any governmental body of competent jurisdiction and remaining in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition or payment for Shares pursuant to the Offer or the consummation of the Merger, and no legal requirement has been promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which, directly or indirectly, prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15—“Conditions to the Offer.”

The Board of Directors of Chimerix has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, Chimerix and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Chimerix of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Chimerix accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Chimerix Board Recommendation”), in each case on the terms and subject to the conditions of the Merger Agreement.

A more complete description of the Chimerix Board of Directors’ reasons for approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Chimerix (which, together with any exhibits and annexes attached thereto, we refer to as the “Schedule 14D-9”), that will be furnished by Chimerix to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the subheadings “Background of the Offer and the Merger” and “Reasons for the Recommendation.”

As of March 21, 2025, Jazz and Purchaser did not own any Shares. Chimerix has advised Jazz that, as of the close of business on March 19, 2025, 93,803,846 Shares were issued and outstanding.

Pursuant to the Merger Agreement, the directors and officers of Purchaser as of immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation, in each case until their respective successors are duly appointed or elected and qualified, or their earlier death, resignation or removal.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the conditions to the Offer (including the Minimum Condition) are satisfied or waived and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the vote of the stockholders of Chimerix.

Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Certain Material U.S. Federal Income Tax Consequences.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Chimerix will be entitled to appraisal rights under the DGCL in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly exercise and demand their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17—“Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will (i) promptly after the Expiration Date, irrevocably accept for payment all Shares tendered (and not validly withdrawn, as permitted under Section 4—“Withdrawal Rights”) pursuant to the Offer and (ii) promptly (and in any event within three (3) business days) after the Offer Acceptance Time, deposit, or cause to be deposited, with the Depository cash sufficient to pay the aggregate Offer Price for such Shares.

The date and time at which Purchaser irrevocably accepts for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (A) the Termination Condition and (B) the satisfaction of (i) the Minimum Condition, (ii) the Regulatory Condition to the Offer and (iii) the Governmental Authority Condition to the Offer. We refer to these conditions and the other conditions described in Section 15—“Conditions to the Offer” as the “Offer Conditions.”

We have agreed in the Merger Agreement that if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Jazz, to the extent waivable by Purchaser or Jazz, Purchaser may, in its discretion (and without the consent of Chimerix or any other person), extend the Expiration Date of the Offer on one or more occasions, for an extension period of up to ten (10) business days per extension to permit such Offer Condition to be satisfied.

We have also agreed in the Merger Agreement that Purchaser must extend the Offer from time to time for (x) any period required by any legal requirement, any interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”), the staff thereof or Nasdaq Global Select Market (“Nasdaq”) applicable to the Offer, and (y) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated.

We have also agreed in the Merger Agreement that if, as of the then-scheduled Expiration Date, any Offer Condition (other than (x) the Officer Certificate Condition and (y) the Minimum Condition) is not satisfied and has not been waived by Purchaser or Jazz, to the extent waivable by Purchaser or Jazz, upon Chimerix’s written request, Purchaser must extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied.

We have also agreed in the Merger Agreement that if, as of the then-scheduled Expiration Date, the Minimum Condition is not satisfied but all other Offer Conditions (other than the Officer Certificate Condition) have been satisfied or waived, at the written request of Chimerix, Purchaser must, and Jazz must cause Purchaser to, extend the Offer on up to two (2) occasions for an additional period of up to ten (10) business days per extension, to permit the Minimum Condition to be satisfied.

Notwithstanding the above extension options and obligations, in no event will Purchaser: (1) be required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement and the End Date (as defined below) (such earlier occurrence, the “Extension Deadline”) or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Chimerix. Except in the event that the Merger Agreement is terminated pursuant to Section 8 of the Merger Agreement, Purchaser must not terminate the Offer, or permit the Offer to expire, prior to any scheduled Expiration Date without the prior written consent of Chimerix.

Either Chimerix or Jazz may terminate the Merger Agreement, at any time prior to the time Purchaser accepts the Shares tendered pursuant to the Offer for payment, if the consummation of the Merger (which we refer to as the

“Closing”) has not occurred in accordance with the terms of the Merger Agreement on or prior to midnight, Eastern Time, on September 4, 2025, which date will automatically be extended to December 4, 2025 if, as of midnight, Eastern Time, on September 4, 2025, all of the Offer Conditions other than the Regulatory Condition to the Offer (as defined below) and the Governmental Authority Condition to the Offer (as defined below) (in the case of the Governmental Authority Condition to the Offer, solely in respect of antitrust laws), are satisfied or waived (such date, as it may be automatically extended, we refer to as the “End Date”). The “Regulatory Condition to the Merger” requires that, if a filing has been made pursuant the HSR Act, any waiting period (and any extension thereof) applicable to the Merger under the HSR Act has expired or been terminated. The “Governmental Authority Condition to the Merger” requires that there has not been issued by any governmental body of competent jurisdiction and remaining in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition or payment for Shares pursuant to the Offer or the consummation of the Merger, and no legal requirement promulgated, enacted, issued or deemed applicable to the to the Offer or the Merger by any governmental body which, directly or indirectly, prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to increase the Offer Price, waive any Offer Condition (other than the Minimum Condition, the Termination Condition, the Regulatory Condition to the Offer and the Governmental Authority Condition to the Offer (solely in respect of any antitrust law)), and make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, except that, without the prior written consent of Chimerix, Jazz and Purchaser are not permitted to (i) decrease the Offer Price in a manner adverse to any holder of Shares in the holder’s capacity as such, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer other than the conditions described in Section 15—“Conditions to the Offer”, (v) amend, modify or waive the Minimum Condition, the Termination Condition, the Regulatory Condition to the Offer or the Governmental Authority Condition to the Offer (in the case of the Governmental Authority Condition to the Offer, solely in respect of any antitrust law), (vi) otherwise amend or modify any other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, individually or in the aggregate, any holder of Shares in its capacity as such or the ability of Jazz or Purchaser to consummate timely the Offer, the Merger or any of the transactions contemplated by the Merger Agreement, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, except as otherwise required or expressly permitted by the Merger Agreement, or (viii) provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the Exchange Act.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depository may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for purchase is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for purchase in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15—“Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11—“The Merger Agreement; Other Agreements—Termination.”

As soon as practicable (and in no event later than one business day) following the Offer Acceptance Time and subject to the satisfaction or waiver of certain conditions, Purchaser will complete the Merger without a vote of the stockholders of Chimerix in accordance with Section 251(h) of the DGCL.

Chimerix has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related tender offer materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Chimerix and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15—“Conditions to the Offer,” we will (i) promptly after the Expiration Date, irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer and (ii) promptly (and in any event within three (3) business days) after the Offer Acceptance Time, deposit, or cause to be deposited, with the Depository cash sufficient to pay the aggregate Offer Price for such Shares.

Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act if required. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, we will promptly pay, or cause to be paid, for Shares tendered and accepted for purchase pursuant to the Offer only after timely receipt by the Depository of (i) the certificates evidencing such Shares (which we refer to as the “Certificates”) or confirmation of a book-entry transfer of such Shares (which we refer to as a “Book-Entry Confirmation”) into the Depository’s account at The Depository Trust Company (which we refer to as “DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depository and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered (and not validly withdrawn) if and when we give oral or written notice to the Depository of our acceptance for purchase of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for purchase pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depository, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for purchase pursuant to the Offer. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depository may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the consideration for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for purchase for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depository’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depository at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Certificates evidencing tendered Shares must be received by the Depository at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depository, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depository will establish an account with respect to the Shares at DTC for purposes of the Offer within five (5) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depository’s account at DTC in accordance with DTC’s procedures for such transfer. Delivery of documents to DTC does not constitute delivery to the Depository.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder(s) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

•

the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each of which we refer to as an “Eligible Institution”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for purchase or not tendered is to be issued in, the name of a person other than the registered holder, then the Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Certificate, with the signature on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depository of (i) Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depository’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

The method of delivery of Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Certificates will pass) only when actually received by the Depository (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Jazz, Purchaser, the Depository, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for purchase by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Chimerix’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Chimerix’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Chimerix in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 24%). To avoid backup withholding, stockholders that are “United States persons” (as defined in the U.S. Internal Revenue Code of 1986, as amended (which we refer to as the “Code”)) that do not otherwise establish an exemption should complete and return the Internal Revenue Service (which we refer to as the “IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, that the taxpayer identification number provided by such stockholder is correct, and that such stockholder is not subject to backup withholding. Stockholders that are not “United States persons” should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depository or the IRS website at www.irs.gov, in order to avoid backup withholding. Such stockholders should consult their own tax advisors to determine which IRS Form W-8 is appropriate. Failure to provide the correct information on IRS Form W-9 or the applicable IRS Form W-8 may subject the applicable stockholder to backup withholding on payments made with respect to Shares surrendered, as well as penalties imposed by the IRS.

Backup withholding is not an additional tax. If backup withholding results in an overpayment of taxes, a refund or a credit against a stockholder’s United States federal income tax liability generally will be provided, provided the required information is timely furnished in the appropriate manner to the IRS.

4. Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the end of the day, immediately after 11:59 p.m., New York time, on April 17, 2025, and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after May 20, 2025, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depository at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depository, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depository and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Jazz, Purchaser, the Depository, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain U.S. Federal Income Tax Consequences.

The following is a general discussion of certain material U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are converted into the right to receive the Merger Consideration in the Merger. The summary is based on current provisions of the Code, the U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change or differing interpretation, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary is limited to U.S. Holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a holder in light of its, his or her particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, banks and other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, brokers or dealers in securities or currencies, traders that use the mark-to-market method of accounting with respect to their securities, holders that hold Shares as part of a straddle, hedge, constructive sale or other integrated transaction or conversion transaction, U.S. Holders whose functional currency is not the U.S. dollar, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, “S corporations” or any other pass-through entities for U.S. federal income tax purposes (or investors in such entities), tax-exempt organizations (including private foundations), retirement plans, holders that actually or constructively owns more than 5% of Shares, expatriates and former long-term residents of the United States, holders that hold their Shares as “qualified small business stock” for purposes of Section 1202 of the Code or “Section 1244 stock” for purposes of Section 1244 of the Code, “controlled foreign corporations,” “passive foreign investment companies,” “corporations that accumulate earnings to avoid U.S. federal income tax, holders who exercise appraisal rights, and holders who received Shares pursuant to the exercise of employee stock options or otherwise as compensation for service). This summary does not address U.S. federal taxes other than the income tax or any state, local or non-U.S. tax considerations. In addition, this summary does not address any alternative minimum tax consequences, the Medicare contribution tax on net investment income, any alternative minimum tax considerations, the special tax accounting rules under Section 451(b) of the Code, any tax consequences associated with transactions occurring prior to, concurrently with, or after the Offer or the Merger, including, without limitation, any transaction in which Shares were acquired, any tax consequences to holders of promissory notes, options, warrants, or other rights to acquire Shares, or any considerations in respect of the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury Regulations and administrative guidance promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith and any laws, regulations or practices adopted in connection with any such agreement).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has a valid election in effect under applicable U.S.

Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes. The term “Non-U.S. Holder” means a beneficial owner of Shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Shares, the tax treatment of a person treated as a partner in such partnership generally will depend upon the status of the partner and the partnership’s activities. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes that hold Shares and persons treated as partners in such partnerships should consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each holder should consult its, his or her own tax advisor to determine the particular tax consequences of the Offer and the Merger to it, him or her, including the application and effect of any alternative minimum tax and any state, local and foreign tax laws and changes in any laws.

U.S. Holders

The receipt of cash by a U.S. Holder in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. Holder who receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received in the Offer or the Merger and the U.S. Holder’s adjusted tax basis in the Shares surrendered pursuant to the Offer or the Merger, respectively. A U.S. Holder’s adjusted tax basis generally will equal the amount that such U.S. Holder paid for the Shares. Any gain or loss will generally be long-term capital gain or loss if such U.S. Holder’s holding period in such Shares is more than one (1) year at the time of the completion of the Offer or the Merger, as applicable. Long-term capital gains of certain non-corporate holders, including individuals, currently are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of Shares at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

Non-U.S. Holders

Any gain recognized by a Non-U.S. Holder with respect to Shares pursuant to the Offer or the Merger generally will not be subject to U.S. federal income tax, unless:

•

the gain, if any, on the sale of Shares pursuant to the Offer or the Merger is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment in the United States);

•

the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the sale of Shares pursuant to the Offer or the Merger and certain other conditions are met; or

•

the Non-U.S. Holder’s Shares constitute “United States real property interests” (or “USRPIs”) by reason of Chimerix’s status as a “United States real property holding corporation” (or “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the sale of Shares pursuant to the Offer or the Merger and the Non-U.S. Holder’s holding period in the Shares.

Any gain described in the first bullet point above generally will be subject to tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder (unless an applicable income tax treaty provides otherwise). In addition, any gain described in the first bullet point above of a Non-U.S. Holder that is a corporation also may be subject to an additional “branch profits tax” at a 30% rate (or lower rate provided by an applicable income tax treaty). A Non-U.S. Holder described in the second bullet point above will be subject to tax at a rate of 30% (or a lower rate provided by an applicable income tax treaty) on any capital gain realized, which may be offset by U.S.-source capital losses recognized in the same taxable year, even though the individual is not considered a resident of the United States, provided that such Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Determining whether Chimerix is a USRPHC depends on the fair market value of its USRPIs relative to the fair market value of its worldwide real property interests and other trade or business assets. Chimerix believes that it is not, and does not anticipate becoming before the sale of Shares pursuant to the Offer or the Merger, a USRPHC. Even if Chimerix is treated as a USRPHC, any gain recognized by a Non-U.S. Holder on the sale of Shares pursuant to the Offer or the Merger generally will not be subject to U.S. federal income tax so long as (i) the Non-U.S. Holder owned actually or constructively no more than 5% of Shares at all times within the shorter of (x) the five-year period preceding the sale or (y) the Non-U.S. Holder’s holding period and (ii) Shares are “regularly traded” on an established securities market within the meaning of applicable U.S. Treasury Regulations. There can be no assurance that Shares qualify as regularly traded on an established securities market for purposes of these rules.

Information Reporting and Backup Withholding

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is generally subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depository or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Information Reporting and Backup Withholding.”

6. Price Range of Shares; Dividends.

The Shares currently trade on Nasdaq under the symbol “CMRX.” Chimerix has advised Jazz that, as of the close of business on March 19, 2025, 93,803,846 Shares were issued and outstanding.

The following table sets forth, for the periods indicated, the high and low intraday sale prices per Share for each quarterly period after December 31, 2022, as reported on Nasdaq, and the quarterly cash dividends declared per Share for each such quarterly period.

	High	Low	Cash Dividends Declared
Fiscal Year Ended December 31, 2023
First Quarter	$2.13	$1.18	$—
Second Quarter	$1.57	$1.09	$—
Third Quarter	$1.26	$0.92	$—
Fourth Quarter	$1.08	$0.88	$—
Fiscal Year Ended December 31, 2024
First Quarter	$1.30	$0.88	$—
Second Quarter	$1.07	$0.87	$—
Third Quarter	$1.19	$0.75	$—
Fourth Quarter	$3.67	$0.80	$—
Fiscal Year Ended December 31, 2025
First Quarter (through March 20, 2025)	$3.25	$8.47	$—

On March 4, 2025, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $4.96. On March 20, 2025, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $8.47.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, except with the prior written consent of Jazz, Chimerix will not declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (including the Shares).

7. Certain Information Concerning Chimerix.

Except as specifically set forth herein, the information concerning Chimerix contained in this Offer to Purchase has been taken from or is based upon information furnished by Chimerix or its representatives or upon publicly available documents and records on file with the SEC. The summary information set forth below is qualified in its entirety by reference to Chimerix’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. The following description of Chimerix and its business has been provided by Chimerix management and taken from Chimerix’s annual report on Form 10-K for the fiscal year ended December 31, 2024, and is qualified in its entirety by reference to such Form 10-K.

Chimerix is a biopharmaceutical company whose mission it is to develop medicines that meaningfully improve and extend the lives of patients facing deadly diseases. The Company is focused on developing imipridones as a potential new class of selective cancer therapies. The most advanced imipridone is dordaviprone (“ONC201”), which is in clinical-stage development for H3 K27M-mutant diffuse glioma as its lead indication. In addition, a second-generation imipridone (“ONC206”) is currently in dose escalating clinical trials for adult and pediatric patients with primary central nervous system tumors.

Imipridones and Dordaviprone

New Drug Application for Accelerated Approval of Dordaviprone

On February 14, 2025, the U.S. Food and Drug Administration (“FDA”) accepted for filing our New Drug Application (“NDA”) seeking accelerated approval of dordaviprone for the treatment of patients with recurrent

H3 K27M-mutant diffuse glioma. In its acceptance, FDA confirmed that the NDA will receive Priority Review under the terms of the Prescription Drug User Fee Act (“PDUFA”). The target date for completion of FDA’s review of the NDA (i.e. the PDUFA date) is August 18, 2025. FDA has indicated that it is not planning to hold an Oncologic Drug Advisory Committee (“ODAC”) meeting at this time.

Background

In December 2024, the Company announced its submission of an NDA seeking accelerated approval of dordaviprone for the treatment of patients with recurrent H3 K27M-mutant diffuse glioma. The NDA was based on recent program milestones and additional supportive data:

•	Substantial enrollment of the Phase 3 ACTION study;

•	Phase 2 objective response rate of the 50-patient primary efficacy analysis assessed by blinded independent central review as the primary basis of efficacy in the NDA;

•

Several response assessments, including the most contemporary response assessment criteria for gliomas, Response Assessment in Neuro-Oncology 2.0 (“RANO 2.0”), under which dordaviprone demonstrated an objective response rate of 28%, a median duration of response of 10.4 months and a median time to response of 4.6 months;

•	Additional clinical data sets and patient narratives supportive of the primary efficacy analysis observed to date;

•	Clinical and nonclinical demonstration of dordaviprone-driven reversal of the central hallmark of H3 K27M-mutant glioma, H3K27 trimethyl loss;

•	Comprehensive safety database of glioma patients and healthy volunteers that supports a favorable benefit/risk profile observed to date; and

•	Comprehensive clinical pharmacology and chemistry, manufacturing, and controls studies.

Additionally, dordaviprone for H3 K27M-mutant diffuse glioma has received FDA rare pediatric disease designation. Should the Company be awarded a rare pediatric disease priority review voucher with approval of the NDA and subsequently sell such rare pediatric disease priority review voucher to a third party, 50% of the net proceeds from such sale would be payable to the former securityholders of Oncoceutics, Inc. pursuant to the Agreement and Plan of Merger with Oncoceutics, Inc., dated as of January 7, 2021.

Phase 3 ACTION Study of Dordaviprone

Dordaviprone is currently in a global randomized Phase 3 trial (the “ACTION Study”) for patients with diffuse glioma, or diffuse midline glioma (“DMG”), which harbor a H3 K27M mutation. Frontline radiotherapy is the standard of care for these patients. DMGs that harbor the H3 K27M mutation are considered Grade IV by the World Health Organization. This patient population has few treatment options and poor prognoses.

The Phase 3 ACTION Study is currently enrolling H3 K27M-mutant glioma patients in 18 countries in North and South America, Europe, the UK, Israel, Australia and Asia. Chimerix management expects interim overall survival (“OS”) data from the trial to be available in 2026. The ACTION Study enrolls patients shortly after they have completed front-line radiation therapy that is the standard of care for glioma. The study is designed to enroll 450 patients randomized 1:1:1 to receive dordaviprone at one of two dosing frequencies or placebo. Participants are randomized to receive either: (i) 625mg of dordaviprone once per week, (ii) 625mg twice per week on two consecutive days or (iii) placebo. The study is open to pediatric and adult patients >10kg body weight and the dose will be scaled by body weight for patients weighing less than 52.5kg. Primary endpoints include OS and progression-free survival (“PFS”). Chimerix management expects OS will be assessed for efficacy at three alpha-

allocated timepoints consisting of two interim assessments by the Independent Data Monitoring Committee (“IDMC”) at 164 events and 246 events, respectively, and a final assessment at 327 events. Chimerix management expects the final PFS analysis will be performed after 286 events, with progression assessed using response assessment in neuro-oncology-high grade glioma (“RANO”) criteria by blinded independent central review (“BICR”). Secondary endpoints include corticosteroid response, performance status response, change from baseline in quality of life (“QoL”) assessments and change from baseline in neurologic function as assessed by the Neurologic Assessment in Neuro-Oncology (“NANO”) scale. A pre-specified safety review of patients in the ACTION Study was conducted by the IDMC, which did not identify any safety concerns, and recommended that the study continue as planned and designed. The ACTION study remains an important study as it is evaluating dordaviprone in a different line of therapy (front-line/pre-recurrence) than the potential accelerated approval NDA in the recurrent H3 K27M-mutant diffuse glioma setting. Additionally, should the currently submitted NDA for dordaviprone lead to an accelerated approval in the recurrent setting, it is possible the FDA may identify the ACTION study as a confirmatory study for full approval.

Significant Peer Reviewed Journal Publications and Presentations

In November 2024, we presented an updated Phase 2 response assessment of dordaviprone in recurrent H3 K27M glioma at the 2024 Society for Neuro Oncology (“SNO”) meeting. The presentation provided an updated assessment of objective response to dordaviprone previously reported in the BICR cohort in recurrent H3 K27M-mutant diffuse glioma using RANO 2.0, the most recently established criteria for this disease currently. The updated analysis demonstrated an overall response rate of 28.0%, a median time to response of 4.6 months plus a median duration of response of 10.4 months.

In February 2024, “ONC201 (dordaviprone) in Recurrent H3 K27M-mutant Diffuse Midline Glioma” was published in the Journal of Clinical Oncology (“JCO”), a peer reviewed journal of the American Society of Clinical Oncology (“ASCO”). The manuscript reports in detail the results of 50 patients with recurrent H3 K27M-mutant diffuse midline gliomas (“H3K27M-DMG”) treated with monotherapy dordaviprone who were evaluable for objective response by RANO high grade glioma (HGG) criteria. Dordaviprone demonstrated a median overall survival (“mOS”) of 13.7 months (95% CI: 8.0-20.3), with an overall two-year rate of survival of 35% (95% CI: 21-49) from the start of dordaviprone treatment post-recurrence. We previously conducted a natural disease history study (n=43) in the recurrent setting evaluating patients who did not receive dordaviprone which showed an mOS of 5.1 months (95% CI: 3.9-7.1) with an overall two-year survival rate of 11% (95% CI: 3.3-24.2). We had previously disclosed the top-line data from this JCO publication.

In August 2023, data in support of dordaviprone as a treatment for H3K27M-DMG appeared in the peer-reviewed journal, Cancer Discovery, a journal of the American Association for Cancer Research. The manuscript titled, “Clinical efficacy of ONC201 in H3K27M-mutant diffuse midline gliomas is driven by disruption of integrated metabolic and epigenetic pathways,” reported survival analyses of 71 patients with H3K27M-DMG treated with dordaviprone, which demonstrated promising results in a patient population with a poor prognosis and few treatment options. In addition to assessing clinical outcomes, the study corroborated mechanistic findings from laboratory models in samples from treated patients that demonstrated the ability of dordaviprone to disrupt metabolic pathways and reverse a molecular signature of the H3 K27M mutation in patient’s tumor samples. According to the survival analyses in this study, dordaviprone frontline treatment, administered post radiation therapy, demonstrated a significant increase in mOS from diagnosis in dordaviprone-treated versus in historical controls (21.7 months mOS vs. 12 months mOS, p<0.0001). The study was led by a team of researchers from the University of Michigan and other collaborators including several authors from Chimerix.

Eligibility for Primary Efficacy Analysis Aligned with FDA

We aligned with the FDA on the eligibility requirements to evaluate monotherapy efficacy of dordaviprone in recurrent H3K27M-DMG by dual-reader BICR in the first 50 subjects who met the agreed upon criteria. The data submitted in the NDA to the FDA included primary efficacy analysis by RANO 2.0, RANO high grade glioma

(“RANO HGG”) and RANO low grade glioma (“RANO LGG”). The table below summarizes the findings by all three criteria.

1.	Includes one patient with unconfirmed response by RANO 2.0.
2.	Five overall radiographic SD accompanied by increase in corticosteroids; three overall radiographic PD accompanied by decrease in corticosteroids.
3.	Eight overall radiographic SD accompanied by increase in corticosteroids; three overall radiographic PD accompanied by decrease in corticosteroids.

Dordaviprone Clinical Pharmacology and Safety Assessment

In clinical pharmacology studies comprising 245 participants, dordaviprone was well tolerated at dose levels ranging from 125mg to 750mg. The majority of treatment-related adverse events were Grade 1 (mild) and transient. The most common treatment-related adverse events (“AE”) were Grade 1 nausea and dizziness.

In completed glioma patient studies, the most common AEs were fatigue, headache, vomiting and nausea. The majority of the adverse events were mild to moderate. Investigators reported serious adverse events they considered possibly related to dordaviprone in only 15 patients (3.6%). Overall, only 10 patients (2.4%) experienced a treatment-related AE that led to study drug modification or discontinuation.

Fast Track Designation by FDA

The FDA has granted dordaviprone Fast Track Designation for the treatment of adult recurrent H3 K27M-mutant high-grade glioma, Rare Pediatric Disease Designation for treatment of H3K27M-DMG, and Orphan Drug Designations for the treatment of glioblastoma and for the treatment of malignant glioma.

ONC206

ONC206 is a second generation imipridone ClpP agonist and DRD2 antagonist that has demonstrated monotherapy activity in advanced solid tumor models. Oral ONC206 was well tolerated and achieved prolonged exposures above target thresholds in Phase 1 dose escalation trials at dose frequencies up to twice per day on three consecutive days per week (“BID TIW”).

The dose escalation studies of ONC206 have enrolled over 100 pediatric and adult patients with CNS tumors. Thus far, a similar safety profile has been observed in the pediatric and adult populations, with the majority of treatment-related adverse events (fatigue, lymphocyte count decrease and vomiting) being mild to moderate. No significant change in the overall safety profile has been reported to date as dosing has escalated and intensified in frequency from once per week to twice per day on three consecutive days per week. Completion of dose escalation is expected to occur in Q2 of 2025.

Nonclinical studies remain ongoing to identify additional oncology indications for further development of ONC206.

Early Pipeline Development, ONC212 and CMX521

ONC212 is an imipridone, investigational agonist of the orphan GPCR tumor suppressor GPR132, as well as ClpP. Similar to the potential downstream effects of dordaviprone and ONC206, in vitro studies of ONC212 demonstrate activation of integrated stress response, inhibition of Ras signaling and selective killing of tumor cells.

Initial IND-enabling studies with ONC212 have been completed and pre-clinical studies are on-going in collaborations with the University of Texas MD Anderson Cancer Center and Brown University. These preclinical studies look to evaluate potential oncology indications and predictive ONC212 biomarkers that could be suitable for clinical development.

CMX521 is a nucleoside analog antiviral drug candidate for the treatment of novel coronaviruses. CMX521 is not mutagenic, clastogenic, or associated with mitochondrial toxicity. In addition, oral CMX521 demonstrated a favorable profile in GLP toxicology studies and was well-tolerated up to 2,400 mg in a healthy volunteer Phase 1 study for a different indication.

Pursuant to a 2006 agreement between the Company and The Regents of the University of Michigan (“UM”), the Company obtained an exclusive, worldwide license to UM’s patent rights in certain inventions related to certain compounds originally synthesized at UM, including CMX521 (the “UM Patent Rights”). Under the license agreement, the Company is permitted to research, develop, manufacture and commercialize products utilizing the UM Patent Rights, and to sublicense such rights subject to certain sublicensing fees and royalty payments.

We are currently working with the Rapidly Emerging Antiviral Drug Development Initiative (“READDI”) at the University of North Carolina at Chapel Hill (“UNC”) for the development of CMX521 as a potential treatment for novel coronaviruses. UNC is the co-recipient of a grant for approximately $1.7 million from the state of North Carolina which will defray the majority of the costs on this effort. The grant is expected to fund prodrug synthesis and animal studies to optimize delivery of CMX521 to the lungs via a convenient oral formulation. Multiple prodrugs have been synthesized and efforts are underway to determine efficacy against a diverse panel of coronaviruses including circulating and pre-emergent strains. In addition, UNC intends to conduct coronavirus disease mouse efficacy model studies and evaluate lung delivery of the active antiviral.

Chimerix Antiviral Chemical Library

The Chimerix Chemical Library contains over 10,000 heterocyclic ring systems and nucleosides. This library includes approximately 3,500 nucleoside analog compounds, most of which are candidates for lipid conjugation. In a collaboration with the scientists at UNC and the University of Wisconsin-Madison, we continue to evaluate our library of antiviral molecules to identify candidates that may have the potential to accelerate pandemic preparedness or response to SARS-CoV-2 (for example, COVID-19) or other potential future pandemics.

TEMBEXA (brincidofovir, BCV)

TEMBEXA is a lipid conjugate which acts via inhibition of viral DNA synthesis that is a medical countermeasure for smallpox. On June 4, 2021, the FDA granted TEMBEXA approval for the treatment of smallpox. TEMBEXA is available in tablets and oral suspension. It is approved for adult and pediatric patients, including neonates. TEMBEXA was developed as a medical countermeasure for the treatment of smallpox under a collaboration with Biomedical Advanced Research and Development Authority (“BARDA”).

On September 26, 2022, the Company sold its exclusive worldwide rights to brincidofovir, including TEMBEXA® and specified related assets (the “Asset Sale”) to Emergent. Upon closing of the Asset Purchase Agreement for the Asset Sale, the Company received $238 million upfront and could receive additional milestone payment of up to $136.5 million to be paid contingent upon the execution of optional future procurement awards from BARDA and other development milestones. The Company may also earn a 20% royalty on future gross profit of TEMBEXA in the United States associated with volumes above 1.7 million treatment courses of therapy during the exclusivity period of TEMBEXA. The agreement also allows the Company to earn a 15% royalty on all gross profit associated with TEMBEXA sales outside of the United States during the exclusivity period of TEMBEXA on a market-to-market basis. In September 2024, BARDA and Emergent agreed to amend the terms of the BARDA Agreement for sales of TEMBEXA. We are currently evaluating our next steps with respect to Emergent regarding the effect of the amended BARDA Agreement on the achievement of the sales milestones set forth in the Asset Purchase Agreement.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Chimerix is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Chimerix’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of Chimerix’s securities, any material interests of such persons in transactions with Chimerix and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 26, 2024. Such reports, proxy statements and other information are available on the SEC’s website at www.sec.gov.

8. Certain Information Concerning Jazz and Purchaser.

Jazz and Purchaser. Jazz is a global biopharmaceutical company whose purpose is to innovate to transform the lives of patients and their families. Jazz is dedicated to developing life-changing medicines for people with serious diseases—often with limited or no therapeutic options. Jazz has a diverse portfolio of marketed medicines, including leading therapies for sleep disorders and epilepsy, and a growing portfolio of cancer treatments. Jazz’s patient-focused and science-driven approach powers pioneering research and development advancements across our robust pipeline of innovative therapeutics in oncology and neuroscience.

Purchaser is a Delaware corporation formed on March 4, 2025 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Chimerix will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is an indirect wholly owned subsidiary of Jazz.

Jazz’s and Purchaser’s principal executive offices are located at Fifth Floor, Waterloo Exchange, Waterloo Road, Dublin 4, Ireland D04 E5W7 and their telephone number is +353 1-634-7800. Jazz’s internet address is www.jazzpharma.com.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Jazz and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Jazz or Purchaser or, to the best knowledge of Jazz and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

As of March 21, 2025, Jazz did not own any Shares.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Jazz or Purchaser or, to the best knowledge of Jazz and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Jazz or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Jazz or Purchaser or, to the best knowledge of Jazz and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past sixty (60) days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Jazz or Purchaser or, to the best knowledge of Jazz and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Chimerix (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Jazz or Purchaser or, to the best knowledge of Jazz and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Chimerix or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Jazz or any of its subsidiaries or, to the best knowledge of Jazz and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Chimerix or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Jazz and Purchaser with the SEC, are available on the SEC’s website at www.sec.gov.

9. Source and Amount of Funds.

Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Jazz and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer not already owned by Jazz, to provide funding for the payment in respect of outstanding stock options and restricted stock units and to provide funding for the Merger is approximately $935 million, plus related fees and expenses. Jazz and Purchaser currently have, and will have, available to them, through a variety of sources, including cash on hand, funds necessary for the payment of the aggregate Offer Price and the aggregate Merger Consideration and to satisfy all of their payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby. Neither Jazz nor Purchaser has entered into any financing commitment in connection with the Merger Agreement or the transactions contemplated thereby.

For the reasons stated above, we do not believe our financial condition to be relevant to your decision to tender your Shares.

10. Background of the Offer; Past Contacts or Negotiations with Chimerix.

The information set forth below regarding Chimerix was provided by Chimerix, and none of Jazz, Purchaser or any of their respective affiliates take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Jazz, Purchaser or their respective affiliates or representatives did not participate.

Background of the Offer

The information set forth below regarding Chimerix was provided by Chimerix, and none of Jazz, Purchaser or any of their respective affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Jazz, Purchaser or their respective representatives did not particiate.

The following chronology summarizes the key meetings and events between representatives of Jazz and representatives of Chimerix that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among the representatives of Jazz and Chimerix.

For a review of Chimerix’s additional activities relating to these contacts, please refer to Chimerix’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

On December 9, 2024, Chimerix publicly announced its plan to submit a complete New Drug Application (an “NDA”) seeking accelerated approval for ONC201 as a treatment for H3 K27M-mutant diffuse glioma before the end of 2024.

On December 12, 2024, Jazz’s Head of Corporate Development contacted Michael Andriole, Chimerix’s President and Chief Executive Officer, and Tom Riga, Chimerix’s Chief Operating and Commercial Officer, to discuss the December 9, 2024 announcement regarding Chimerix’s plans to seek accelerated approval for ONC201 and Jazz’s interest in a strategic transaction involving ONC201.

On December 16, 2024, Mr. Riga and Sebastian Franzinger, Chimerix’s Senior Director, Business Development and Strategic Alliances, had an introductory call with members of Jazz’s corporate development team to discuss Jazz’s interest in a potential acquisition of Chimerix, during which it was discussed that the parties would sign a confidentiality agreement, begin the due diligence process and continue discussions regarding a potential acquisition at the upcoming 2025 J.P. Morgan Healthcare Conference.

On December 19, 2024, Jazz entered into a confidentiality agreement with Chimerix and Chimerix shared limited non-public due diligence information with Jazz.

On January 13, 2025, at the 2025 J.P. Morgan Healthcare Conference, Jazz’s Chief Executive Officer and Chief Financial Officer had a conversation with Mr. Andriole and Mr. Riga and discussed Jazz’s interest in Chimerix, and Mr. Riga and Mr. Franzinger had a conversation with Jazz’s Senior Vice President of US Oncology and Senior Director of Corporate Development and discussed due diligence questions

On February 5, 2025, representatives of Jazz communicated to Chimerix management that Jazz planned to submit an acquisition proposal.

On February 6, 2025, Jazz submitted a written proposal (the “February 6 Jazz Proposal”) to acquire Chimerix for (i) an upfront payment of $5.50 per share and (ii) one contingent value right (“CVR”) per share representing the right to receive one-time payments of $1.00 upon FDA approval of ONC201, $0.25 upon receipt of pricing or reimbursement approval in at least three of the five major European markets and $1.50 upon the achievement of global net sales of ONC201 in excess of $500 million in a calendar year.

On February 8, 2025, Jazz’s Chief Executive Officer and Mr. Andriole held a call during which Mr. Andriole communicated that the February 6 Jazz Proposal was insufficient but that Chimerix would grant access to further due diligence materials in order for Jazz to increase its offer.

Between February 8, 2025 and February 27, 2025, representatives of Jazz held multiple due diligence calls with Chimerix management.

On February 9, 2025, Chimerix provided a draft merger agreement and form of CVR agreement to Jazz in the virtual data room managed by Chimerix.

On February 11, 2025, representatives of Centerview Partners LLC, Chimerix’s financial advisor (“Centerview”), delivered a process letter to Jazz with instructions to submit best and final offers by 12:00 pm ET on March 3, 2025 and to send Chimerix’s legal counsel a revised draft of the merger agreement by 10:00 am ET on February 26, 2025, and a further revised draft incorporating feedback from Chimerix’s legal counsel with the best and final offers on March 3, 2025.

On February 12, 2025, Jazz’s Senior Director of Corporate Development had a conversation with Mr. Riga to discuss Jazz’s ongoing evaluation of a potential transaction with Chimerix.

On February 14, 2025, Mr. Andriole called the Chief Executive Officer of Jazz to communicate that the FDA had accepted the NDA filing for review with priority review status.

On February 18, 2025, Chimerix publicly announced that the FDA accepted its new drug application seeking accelerated approval for ONC201 as a treatment for patients with recurrent H3 K27M-mutant diffuse glioma, and that the application was granted priority review and assigned a Prescription Drug User Fee Act target action date of August 18, 2025.

On February 21, 2025, Chimerix provided an initial draft of the disclosure schedules to the merger agreement to Jazz in the virtual data room managed by Chimerix.

On February 25, 2025, representatives of Centerview held a call with representatives of Jazz and its financial advisor during which call Jazz confirmed its intention to a submit a final bid on the timeline outlined in the process letter.

Also on February 26, 2025, Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), outside counsel to Jazz, sent markups of the merger agreement and form of CVR agreement to outside counsel to Chimerix. Between February 26, 2025 and March 3, 2025, representatives of Wachtell Lipton and outside counsel to Chimerix exchanged drafts of the merger agreement and other transaction documents and held multiple calls to negotiate key issues in the drafts. The key issues negotiated in the draft merger agreements and other transaction documents included the parties’ obligations to seek regulatory approvals for the transaction, the regulatory approvals and other conditions to closing, the ability of the Chimerix Board of Directors to change its recommendation in circumstances other than a superior proposal, the non-solicitation provisions that prohibit Chimerix from soliciting and negotiating with third parties to enter into an agreement for an alternative business combination transaction and the related termination rights and termination fee payable by Chimerix in such instances and the treatment of employee equity award.

On March 1, 2025, representatives of Centerview and the Chief Financial Officer of Jazz held a call to discuss the upcoming final bid deadline, including timing expectations for the Chimerix Board of Director’s review of final bids, the selection of a winning bidder and the announcement of a potential transaction.

On March 3, 2025, Jazz submitted a written proposal (the “Final Jazz Proposal”) to acquire Chimerix for $8.55 per share in all cash. The Final Jazz Proposal included a request for Jazz and Chimerix to enter into an exclusivity agreement while the parties worked towards finalizing a definitive merger agreement.

On March 3, 2025, a representative of Centerview communicated to a representative of Jazz that Jazz was the winning bidder, subject to finalizing negotiations on the merger agreement and related transaction documents, including the compensation arrangements discussed at the Chimerix Board of Directors meeting.

Later on March 4, 2025, Jazz entered into an exclusivity agreement with Chimerix providing for an exclusivity period ending at 11:59 pm ET on March 5, 2025. Following execution of the exclusivity agreement, Wachtell Lipton and outside counsel to Chimerix worked to finalize the merger agreement and related transaction documents.

On the evening of March 4, 2025, Jazz, Purchaser and Chimerix executed the Merger Agreement. On March 5, 2025, Jazz and Chimerix issued a joint press release announcing the execution of the Merger Agreement.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between Chimerix and Purchaser and their respective related parties, see Section 8—“Certain Information Concerning Jazz and Purchaser,” Section 9—“Source and Amount of Funds” and Section 11—“The Merger Agreement; Other Agreements.”

11. The Merger Agreement; Other Agreements.

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference and filed as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 – “Certain Information Concerning Jazz and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Jazz, Purchaser or Chimerix, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure schedule delivered by Chimerix to Jazz in connection with the Merger Agreement. The representations and warranties in the Merger Agreement were made for the purpose of allocating contractual risk between the parties thereto and governing contractual rights and relationships between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders of Chimerix or Jazz. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this Section 11, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Jazz, Purchaser, Chimerix or their respective affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may have changed since the date of the Merger Agreement and may change after the date hereof, and such subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, such representations, warranties and covenants or descriptions thereof should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Jazz and Chimerix publicly file.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable after the date of the Merger Agreement (but in no event later than March 24, 2025). Purchaser’s obligation to accept for payment and pay for Shares validly tendered (and not validly withdrawn) in the Offer is subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 – “Conditions to the Offer.” Subject to the satisfaction of the Minimum Condition and, to the extent waivable by

Purchaser or Jazz, waiver of the other Offer Conditions, the Merger Agreement provides that Purchaser will (i) promptly after the Expiration Date, irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer and (ii) promptly (and in any event within three (3) business days) after the Offer Acceptance Time, deposit, or cause to be deposited, with the Depository cash sufficient to pay the aggregate Offer Price for such Shares. The date and time at which Purchaser accepts for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer is referred to as the “Offer Acceptance Time.”

Purchaser expressly reserves the right to waive any Offer Condition or make any change in the terms of or conditions to the Offer, except that Chimerix’s prior written consent is required for Purchaser to:

•	decrease the Offer Price in a manner adverse to any holder of Shares in the holder’s capacity as such;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•	impose conditions to the Offer other than the conditions described in Section 15 – “Conditions to the Offer”;

•

amend, modify or waive the Minimum Condition, the Termination Condition, the Regulatory Condition to the Offer or the Governmental Authority Condition to the Offer (in the case of the Governmental Authority Condition to the Offer, solely in respect of antitrust laws);

•

otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, individually or in the aggregate, any holder of Shares in its capacity as such or the ability of Jazz or Purchaser to consummate timely the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement;

•	terminate the Offer or accelerate, extend or otherwise change the Expiration Date, except as otherwise required or expressly permitted by the Merger Agreement; or

•	provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the Exchange Act.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer. The Merger Agreement provides that Purchaser may, in its discretion (and without the consent of Chimerix or any other person), extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, if, as of the then-scheduled Expiration Date, any of the Offer Conditions is not satisfied and has not been waived by Purchaser or Jazz, to the extent waivable by Purchaser or Jazz.

The Merger Agreement provides that Purchaser must extend the Offer from time to time:

•	for any period required by any legal requirement, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer;

•

for periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated;

•

at the written request of Chimerix, on one or more occasions for an additional period of up to of ten (10) business days per extension, if, as of the then-scheduled Expiration Date any of the Offer Conditions (other than the Officer Certificate Condition and the Minimum Condition) is not satisfied and has not been waived by Purchaser or Jazz, to the extent waivable by Purchaser or Jazz; and

•

at the written request of Chimerix, for up to two (2) occasions for an additional period of up to ten (10) business days per extension, if, as of the then-scheduled Expiration Date, the Minimum Condition is not satisfied but all other Offer Conditions (other than the Officer Certificate Condition) have been satisfied or waived.

However, Purchaser is not required to extend the Offer beyond September 4, 2025, which date will automatically be extended to December 4, 2025, if as of midnight, Eastern Time, on September 4, 2025 all of the Offer

Conditions other than the Regulatory Condition to the Offer and the Governmental Authority Condition to the Offer (in the case of the Governmental Authority Condition to the Offer, solely in respect of antitrust laws) are satisfied or waived. However, a party may not so terminate the Merger Agreement if such party’s material breach of the Merger Agreement has caused or resulted in the Offer not being consummated before the End Date.

Board of Directors and Officers. Under the Merger Agreement, subject to applicable law, Jazz, Purchaser and Chimerix have agreed that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time will be the officers of the Surviving Corporation, in each case, until their respective successors are duly appointed or elected and qualified, or their earlier death, resignation or removal.

The Merger Following the Offer Acceptance Time. The Merger Agreement provides that following consummation of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with Section 251(h) the DGCL, Purchaser will be merged with and into Chimerix, and, as a result of the Merger, the separate corporate existence of Purchaser will cease, and Chimerix will continue as the Surviving Corporation. The Merger will be consummated as soon as practicable following (but in no event later than one business day) the Offer Acceptance Time upon the terms and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

The certificate of incorporation of Chimerix (the “Certificate of Incorporation”) will, by virtue of the Merger, be amended and restated in its entirety (in the form attached as Annex II to the Merger Agreement), and as so amended and restated, will be the certificate of incorporation of the Surviving Corporation at the Effective Time. Also at the Effective Time, the bylaws of the Surviving Corporation will be amended and restated to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable legal requirements, subject to Section 6.5(a) of the Merger Agreement (relating to indemnification of officers and directors).

The obligations of Chimerix, Jazz and Purchaser to complete the Merger are subject to the satisfaction or waiver of each of the following conditions (which we refer to, together with the obligations of Jazz and Purchaser, on the one hand, and Jazz, on the other hand, to effect the Merger, as described below, as the “Conditions to Closing”):

•

There is no judgment, temporary restraining order, preliminary or permanent injunction or other order issued by a governmental body of competent jurisdiction and remaining in effect preventing the consummation of the Merger and no legal requirement has been promulgated, enacted, issued or deemed applicable to the Merger by any governmental body which prohibits or makes illegal the consummation of the Merger (which we refer to as the “Governmental Authority Closing Condition”); and

•	Purchaser has accepted for payment all of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Conversion of Capital Stock at the Effective Time. Shares outstanding immediately prior to the Effective Time (other than any Shares held by Chimerix, Jazz or any of their respective direct or indirect wholly owned subsidiaries or by any person who is entitled to and properly demands appraisal of his or her Shares in the time and manner provided in Section 262 of the DGCL) will be converted at the Effective Time into the right to receive the same consideration, without interest and subject to reduction for any applicable withholding taxes, for their Shares as was payable in the Offer (which we refer to as the “Merger Consideration”).

Each issued and outstanding share of the common stock, $0.01 par value per share, of Purchaser prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

Treatment of Equity Awards.

•	Stock Options. The Merger Agreement provides that, at the Effective Time:

•	each compensatory option to purchase Shares (which we refer to as a “Company Option”) that is outstanding and unexercised as of immediately prior to the Effective Time which has a per share exercise price that is less than the Offer Price (each, an “In the Money Option”) will be cancelled and converted into the right to receive a cash payment equal to, for each underlying share, the excess of the Offer Price over the per share exercise price (without regard to vesting); and

•

each Company Option that is not an In the Money Option that is outstanding and unexercised, whether or not vested, as of immediately prior to the Effective Time will be cancelled for no consideration; and

Restricted Stock Units. At the Effective Time, each outstanding award of restricted stock units representing the right to be issued Shares (which we refer to as a “Company RSU”) will be cancelled and the holder thereof shall be entitled to an amount in cash equal to the product of (x) the total number of Shares subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Offer Price.

Treatment of Company ESPP. The 2013 Employee Stock Purchase Plan (which we refer to as the “Company ESPP”) will continue to be operated in accordance with its terms for the current offering period, except that participants may not increase the amount of payroll deductions into the Company ESPP during the current offering period from those in effect as of the date of the Merger Agreement, no individuals may commence participation in the Company ESPP between the date of the Merger Agreement and the Effective Time and, each purchase right issued pursuant to the Company ESPP under the current offering period must be fully exercised no later than five (5) business days prior to the Effective Time or, if such purchase period is not scheduled to end by no later than five (5) business days prior to the Effective Time, Chimerix will cause any payroll contributions accumulated with respect to such purchase period to be refunded to applicable participants by Chimerix no later than the Effective Time. No new offering periods of the Company ESPP will commence following the execution of the Merger Agreement. The Company ESPP will terminate effective upon the Effective Time.

Representations and Warranties. In the Merger Agreement, Chimerix has made representations and warranties to Jazz and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	authority relative to the Merger Agreement;

•	state takeover statutes;

•	required consents and approvals and no violations of organizational documents or applicable law;

•	capitalization;

•	its subsidiaries, and its equity interests in them;

•	financial statements and SEC filings;

•	disclosure controls and internal controls over financial reporting;

•	information to be included in the Offer documents, the Schedule 14D-9 and other information required to be disseminated in connection with the Offer;

•	the absence of certain changes;

•	the absence of undisclosed liabilities;

•	compliance with laws and permits and regulatory matters;

•	litigation;

•	properties;

•	intellectual property;

•	tax matters;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	labor and employment matters;

•	environmental matters;

•	material contracts;

•	insurance;

•	compliance with anti-corruption and anti-bribery laws;

•	brokers and certain fees; and

•	the opinion of financial advisors.

Some of the representations and warranties in the Merger Agreement made by Chimerix are qualified as to “materiality” or “Material Adverse Effect” or by knowledge or the ability to consummate the transactions contemplated by the Merger Agreement. “Material Adverse Effect” means any event, occurrence, circumstance, development, state, change or effect which, individually or when taken together with all other events, occurrences, circumstances, changes or effects, has had or would reasonably be expected to have a material adverse effect on (a) the ability of Chimerix to consummate the Offer or the Merger on or before the End Date or (b) the business, assets, condition (financial or otherwise) or results of operations of Chimerix and its subsidiaries (we refer to each of Chimerix and its subsidiaries as an “Acquired Corporation” and we refer to Chimerix and its subsidiaries, collectively, as the “Acquired Corporations”), taken as a whole, excluding for purposes of clause (b) any effect to the extent resulting from:

(i)

any change in the market price or trading volume of Chimerix’s stock or change in Chimerix’s credit ratings (provided that the underlying causes of any such change may be considered in determining whether a Material Adverse Effect has occurred if not otherwise excluded);

(ii)

any event, occurrence, circumstance, change or effect to the extent resulting from the execution, announcement, pendency or performance of the Merger Agreement or consummation of the transactions, including the to the extent resulting from the identity of Jazz (subject to specified exceptions);

(iii)

any event, occurrence, circumstance, change or effect generally affecting the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions, including fluctuations in the value of any currency or interest rates and the availability of or cost of equity, debt or other financing;

(iv)

any event, occurrence, circumstance, change or effect to the extent arising from or otherwise relating to any act of terrorism, war, national or international calamity, natural disaster, acts of god, epidemic, pandemic, trade wars or any other similar event;

(v)

the failure of Chimerix to meet internal or analysts’ expectations or projections (provided that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception);

(vi)

any adverse effect to the extent arising directly from or otherwise directly relating to any action taken, or failure to take any action, by the Acquired Corporations that is specifically required or prohibited (as applicable) by the Merger Agreement (subject to specified exceptions);

(vii)

any event, occurrence, circumstance, change or effect to the extent arising directly or indirectly from or otherwise relating to any change in any legal requirement or GAAP (or authoritative interpretations of any legal requirement or GAAP);

(viii)

the impact of any legal proceeding initiated by a stockholder of Chimerix (in his, her or its capacity as a stockholder) alleging breach of fiduciary duty or similar claims in connection with the execution of the Merger Agreement and challenging or attempting to enjoin, restrain, prevent or prohibit consummation of any of the transactions contemplated thereby; or

(ix)

any event, occurrence, circumstance, change or effect to the extent arising from any requirements imposed by any governmental body as a condition to obtaining approval or expiration of any waiting period under the HSR Act or other antitrust laws with respect to the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

except in the cases of the foregoing clauses (iii), (iv), and (vii), such event, occurrence, circumstance, change or effect may be taken into account in determining whether there is, or would be reasonably expected to be, a Material Adverse Effect solely to the extent such event, occurrence, circumstance, change or effect disproportionately affects the Acquired Corporations relative to other participants in the industry in which the Acquired Corporations operate.

In the Merger Agreement, Jazz has made representations and warranties to Chimerix with respect to, among other things:

•	corporate matters, such as organization, standing, qualification, power and authority;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational documents, applicable laws or agreements;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	brokers and certain fees;

•	availability of funds;

•	litigation;

•	share ownership; and

•	agreements with Chimerix stockholders, directors, officers and employees.

Some of the representations and warranties in the Merger Agreement made by Jazz are qualified as to “materiality” or “Parent Material Adverse Effect.” “Parent Material Adverse Effect” means any effect, change, event or occurrence that would or would reasonably be expected to, individually or in the aggregate, materially impair, prevent or materially delay Jazz’s or Purchaser’s ability to consummate the transactions on or before the End Date.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger. From the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, except as consented to in writing by Jazz (which consent will not be unreasonably withheld, conditioned or delayed), as expressly contemplated by the Merger Agreement, as disclosed in the confidential disclosure letter delivered by Chimerix to Jazz in connection with the Merger Agreement (the “Chimerix Disclosure Letter”) or as required by applicable law, Chimerix will, and will cause its subsidiaries to, use commercially reasonable efforts to (i) conduct its business in the ordinary course consistent with past practice in all material respects, (ii) preserve intact its material tangible assets, business organizations and relationships with third parties and keep available the services of its present officers and other employees and (iii) maintain satisfactory relationships with governmental bodies, material suppliers, material licensors, material licensees, material collaboration partners and other business partners having material business dealings with the Acquired Corporations and to maintain their material rights and regulatory permits.

Chimerix has further agreed that, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, except as consented to in writing by Jazz (which consent will not be unreasonably withheld, conditioned or delayed), as expressly contemplated by the Merger Agreement, as disclosed in the Chimerix Disclosure Letter, or as required by applicable law, Chimerix will not, and will not permit its subsidiaries to, among other things and subject to specified exceptions (including specified ordinary course exceptions):

•

(1) establish a record date for, declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock, or (2) subject to certain exceptions, repurchase, redeem or otherwise reacquire any of the Shares, or any rights, warrants or options to acquire any of the Shares;

•	split, combine, subdivide or reclassify any Shares or other equity interests;

•

sell, issue, grant, deliver, pledge, transfer, encumber or authorize the sale, issuance, grant, delivery, pledge, transfer or encumbrance of (A) any capital stock, equity interest or other security; (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security; or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security, subject to certain exceptions;

•

except as required under any employee plan in effect on the date of the Merger Agreement, (A) establish, adopt, enter into, terminate or amend any benefit plan or any collective bargaining agreement or other labor agreement, or amend or waive any of its rights under, or accelerate the payment or vesting under, any provision of any benefit plans; (B) grant or agree to grant any current or former employee, director or other service provider any increase in compensation, bonuses or other benefits; (C) cause the funding of any rabbi trust; (D) grant or pay any awards or accelerate the vesting of or lapsing of restrictions with respect to any compensation or benefits; (E) hire any employee or other service provider of Chimerix or its subsidiaries with an annual base compensation or annual fee (as applicable) in excess of $250,000; or (F) terminate other than for cause the employment of any employee or other service provider of Chimerix or its subsidiaries with an annual compensation or annual fee (as applicable) in excess of $250,000, subject to certain exceptions;

•	amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

•	form any subsidiary, acquire any equity interest in any other entity or enter into any joint venture, partnership or similar arrangement;

•	make or authorize any capital expenditure in excess of $1,000,000 individually or $2,000,000 in the aggregate;

•

acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse, transfer or assign any material right or other material tangible asset or property (other than intellectual property), subject to certain exceptions;

•

acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, or abandon or permit to lapse, or transfer or assign any material item of intellectual property owned by, or exclusively licensed to, the Acquired Corporations, subject to certain exceptions;

•	lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any indebtedness for borrowed money, subject to certain exceptions;

•

(A) amend, modify, waive or release any rights in any material respect (or in any respect in the case of the Credit Agreement (as defined in the Merger Agreement)), or terminate certain categories of contracts, subject to certain exceptions or (B) enter into certain categories of contracts;

•

(A) make any material change to any accounting method or any accounting period used for tax purposes or that has a material effect on taxes; (B) rescind or change any material tax election; (C) file a material amended tax return; (D) enter into a closing agreement with any governmental body regarding any material tax liability or assessment; (E) settle, compromise or consent to any material tax claim or assessment or surrender a right to a material tax refund; or (F) waive or extend the statute of limitations with respect to any material tax or material tax return, other than automatic waivers or extensions obtained in the ordinary course of business;

•

settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim) by or against any Acquired Corporation, other than any settlement, release, waiver or compromise with respect to taxes or that (A) results solely in monetary obligations involving only the payment of monies by the Acquired Corporations of not more than $1,000,000 in the aggregate (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, any Acquired Corporations); (B) does not involve the admission of wrongdoing by any Acquired Corporation and does not involve any injunctive or equitable or other non-monetary relief (other than immaterial and non-monetary relief incidental thereto) against any Acquired Corporation or any products of any Acquired Corporation; and (C) provides for a complete release of the claims in dispute giving rise to such settlement, release, waiver or compromise, subject to certain exceptions;

•	enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable legal requirements);

•	adopt or implement any stockholder rights plan or similar arrangement;

•

make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or applicable legal requirements;

•	enter into any transactions or contracts with any affiliate or other person that would be required to be disclosed by Chimerix under Item 404 of Regulation S-K, subject to certain exceptions;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Acquired Corporations; or

•	authorize any of, or agree or commit to take, any of the foregoing actions.

Access to Information. During the period from the execution and delivery of the Merger Agreement until the earlier of the Effective Time and the valid termination of Merger Agreement, upon reasonable advance notice to Chimerix, the Acquired Corporations will, and will cause the respective representatives of the Acquired Corporations to provide Jazz and Jazz’s representatives with reasonable access during normal business hours of Chimerix to Chimerix’s designated representatives and to properties, assets and to all existing books, records, documents and information relating to the Acquired Corporations, and promptly provide Jazz and Jazz’s representatives with all reasonably requested information regarding the business of the Acquired Corporations and such additional financial, operating and other data and information regarding the Acquired Corporations, as Jazz may reasonably request, in each case for any reasonable business purpose in furtherance of the consummation of the Offer and the Merger, including planning for integration of the Acquired Corporations (it being understood that any such access will be conducted at a reasonable time, under the supervision of appropriate personnel of the Acquired Corporations and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Corporations).

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and insurance rights in favor of certain individuals. Specifically, Jazz has agreed that, for a period of six (6) years from the Effective Time, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of any Acquired Corporation, including pursuant to the organizational documents of any Acquired Corporation, and any indemnification or other similar agreements of any Acquired Corporation set forth on the Chimerix Disclosure Letter, will continue in full force and effect in accordance with their terms and the Acquired Corporations will perform their obligations thereunder.

Jazz has also agreed, for a period of six (6) years from the Effective Time, to, and cause its subsidiaries to, indemnify and hold harmless each indemnitee against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the transactions and actions contemplated thereby), arising out of or pertaining to the fact that the indemnitee is or was a director or officer of any Acquired Corporation or is or was serving at the request of any Acquired Corporation as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable legal requirements. In the event of any such claim, action, suit or proceeding, Jazz will, and will cause its subsidiaries to, pay, in advance of the final disposition of such claim, action, suit or proceeding, any expenses incurred in defense thereof by the indemnitee upon receipt of an undertaking by such indemnitee to repay such amount if it is ultimately determined that such indemnitee is not entitled to be indemnified.

For a period of six (6) years from and after the Effective Time, Jazz and the Surviving Corporation will either maintain the current policies of directors’ and officers’, employment practices and fiduciary liability insurance that are maintained by or for the benefit of the Acquired Corporations or provide substitute policies, in either case, having not less than the existing coverage in the aggregate and having other terms not less favorable in the aggregate to the insured persons than the existing insurance coverage with respect to claims arising from facts or events that occurred at or before the Effective Time, except that in no event will Jazz or the Surviving Corporation be required to pay with respect to such insurance policies more than 300% of the aggregate annual premium most recently paid by the Acquired Corporations prior to the date of the Merger Agreement (which we refer to as the “Maximum Amount”). If the Surviving Corporation is unable to obtain the foregoing insurance it must obtain as much comparable insurance as possible for a premium equal to the Maximum Amount. Notwithstanding the foregoing, in lieu of Jazz and the Surviving Corporation maintaining insurance, prior to the Effective Time Chimerix may, at its option, purchase (and, if Chimerix does not purchase prior to the Effective Time, then Jazz or the Purchaser may purchase) a “tail” directors’ and officers’, employment practices and fiduciary liability insurance policy for the Acquired Corporations and their current and former directors and officers, which will provide coverage in an amount not less in the aggregate than the existing coverage and have other terms not less favorable to the insured persons than the existing coverage with respect to claims arising from facts or events that occurred at or before the Effective Time; provided that the cost of any such tail policy may not exceed the Maximum Amount.

Reasonable Best Efforts. Chimerix and Jazz will use their respective reasonable best efforts to take promptly any and all steps necessary to avoid or eliminate each and every impediment under the antitrust laws, that may be asserted by any governmental body or any other party, so as to enable the Closing to occur as promptly as practicable, but in no case later than the End Date, including providing as promptly as reasonably practicable all information required by any governmental body pursuant to its evaluation of the transactions contemplated by the Merger Agreement under the HSR Act or other applicable antitrust laws.

Each of Chimerix and Jazz have agreed to (and will cause their respective affiliates, if applicable, to): (i) promptly, but in no event later than twenty (20) business days after the date of the Merger Agreement, make an appropriate filing of all notification and report forms as required by the HSR Act with respect to the transactions contemplated by the Merger Agreement and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings, notifications or other consents are required to be made with, or obtained from, any other governmental bodies in connection with the transactions contemplated by the Merger Agreement.

Each party has agreed to (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a governmental body or brought by a third party before any governmental body, in each case, with respect to the transactions contemplated by the Merger Agreement under the antitrust laws, (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iii) promptly inform the other parties of, and wherever practicable give the other parties reasonable advance notice of, and the opportunity to participate in, any communication to or from the FTC, U.S. Department of Justice or any other governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (iv) promptly furnish to the other parties, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, copies of documents provided to or received from any governmental body in connection with any such request, inquiry, investigation, action or legal proceeding (other than certain specified transaction-related documents), (v) to the extent reasonably practicable, consult and cooperate with the other parties and consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and (vi) except as may be prohibited by any governmental body or by any legal requirement, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the transactions contemplated by the Merger Agreement, give the other party reasonable advance notice of, and permit the authorized representatives of the other party to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any governmental body in connection with such request, inquiry, investigation, action or legal proceeding.

In furtherance of the foregoing, (1) Jazz will take, and will cause its affiliates to take, and (2) Chimerix and its subsidiaries will, solely to the extent directed by Jazz, take any and all steps necessary or advisable to avoid or eliminate each and every impediment under any legal requirement that may be asserted by any governmental body or any other person so as to enable the parties to expeditiously consummate the transactions contemplated by the Merger Agreement, including proposing, negotiating, committing to and consenting to any divestiture, sale, disposition, hold separate order or other structural or conduct relief, or other operational undertakings, in order to obtain clearance from any governmental body; provided however, that Jazz, Chimerix and their respective subsidiaries will not be required to submit to any remedy that would reasonably be expected, individually or in the aggregate, to (i) impact Jazz, Chimerix or their respective subsidiaries (including, following the Closing, the Acquired Corporations) in an adverse manner or amount that is material relative to the value of Chimerix, (ii) materially reduce the reasonably anticipated benefits to Jazz (including anticipated synergies) of the transactions contemplated by the Merger Agreement or (iii) have any impact on the assets, business or portions of the business of Jazz or its affiliates. Chimerix will further only be required to take or commit to take any such remedy action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on Chimerix only in the event the Closing occurs.

Jazz will be entitled, upon reasonable consultation in advance with Chimerix and in good faith consideration of the views of Chimerix, to direct the strategy for all matters with any governmental body, including committing to or agreeing with any governmental body to enter into a timing agreement, stop the clock, stay, toll or extend any applicable waiting period or withdraw and refile its Notification and Report form as required by the HSR Act, or enter into any similar timing agreement, without the prior written consent of Chimerix, provided however, that Jazz may only elect to pull and refile the filing of a Notification and Report form one time without Chimerix’s prior written consent.

Employee Matters. For a period of one year following the Effective Time (the “Continuation Period”), Jazz will provide, or cause to be provided, to each employee of Chimerix who is employed by Chimerix as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation (or any affiliate thereof) during such one-year period (each, a “Continuing Employee”) with:

•	a base salary or wage rate that is no less than that provided to such Continuing Employee by any Acquired Corporation immediately prior to the Effective Time;

•

target cash incentive compensation opportunities that are no less favorable in the aggregate than those provided to such Continuing Employee by any Acquired Corporation immediately prior to the Effective Time; and

•

other compensation and employee benefits (excluding equity incentive compensation and certain other benefits) that in the aggregate are no less favorable than those provided to such Continuing Employee by the Acquired Corporation immediately prior to the Effective Time.

Jazz will cause all Continuing Employees to be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under Chimerix’s health and welfare benefit plans immediately prior to the Effective Time), provided that (i) nothing in the Merger Agreement will limit the right of Jazz or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time and (ii) if Jazz or the Surviving Corporation terminates any such health or welfare benefit plan then the Continuing Employees will be eligible to participate in the Surviving Corporation’s or an affiliate’s corresponding health and welfare benefit plan.

To the extent that service is relevant for eligibility or vesting under any benefit plan of Jazz and/or the Surviving Corporation, then Jazz will ensure that such benefit plan will, for purposes of eligibility and vesting, and for purposes of benefit accrual under severance plans (but not for purposes of any other benefit accruals), credit Continuing Employees for service prior to the Effective Time with the Company and its affiliates or predecessors to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan of Chimerix or its affiliates. However, such service will not be recognized to the extent that such recognition would result in any duplication of benefits, and Jazz and its affiliates will not be required to provide credit for any purpose under any cash or equity incentive plan, defined benefit pension plan, post-retirement welfare plan or any plan under which similarly situated employees of Jazz and its affiliates do not receive credit for prior service or that is grandfathered or frozen. In addition, Jazz and/or the Surviving Corporation will credit each Continuing Employee with paid time off equal to the accrued paid time off such Continuing Employee had accrued with Chimerix that was unused as of the Effective Time; provided that Jazz may, in its discretion, pay out such accrued but unused paid time off balances in cash in one or more installments.

Jazz or its affiliates will use commercially reasonable efforts to (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan of Jazz or its affiliates that provides health benefits in which Continuing Employees are eligible to participate following the Effective Time, other than any limitations that were in effect with respect to such employees immediately prior to the Effective Time under the corresponding benefit plan of Chimerix or its affiliates, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Continuing Employees and their eligible dependents under the health plans in which they participated immediately prior to transitioning into a plan of Jazz or its affiliates during the portion of the calendar year prior to such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Jazz or its affiliates, in each case to the extent recognized for such purpose under an analogous benefit plan prior to the Effective Time, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents on or after the Effective Time, in each case to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous benefit plan of Chimerix or its affiliates prior to the Effective Time.

Jazz will provide or cause to be provided to each Continuing Employee who experiences a qualifying termination of employment from Jazz or any of its respective Affiliates during the Continuation Period with severance benefits that are no less favorable, in the aggregate, than those that would have been provided to such Continuing Employee by any Acquired Corporation under the applicable severance policies set forth in the Chimerix Disclosure Schedule had such termination occurred prior to the Effective Time.

If requested by Jazz in writing not less than ten (10) business days before the Closing Date, the Chimerix Board of Directors (or the appropriate committee thereof) will adopt resolutions and take such corporate action as is necessary or appropriate to terminate the Company 401(k) Plan, effective as of the day prior to the earlier to occur of the Closing Date or the date on which falls the Offer Acceptance Time. The form and substance of such resolutions will be subject to the advance review and approval of Jazz, which will not be unreasonably withheld or delayed. Following the Effective Time, Jazz will permit the Continuing Employees who are actively employed as of such time to make rollover contributions of “eligible rollover distributions” within the meaning of Section 401(a)(31) of the Code (including loans), in the form of cash to Jazz’s 401(k) plan.

No provision of the Merger Agreement is intended to, or will, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, and no current or former employee or any other individual associated therewith will be regarded for any purpose as a third-party beneficiary of the Merger Agreement or have the right to enforce the provisions thereof. Nothing in the Merger Agreement will be construed to create a right in any Person to employment with Jazz, the Surviving Corporation or any other affiliate of the Surviving Corporation or to any compensation or benefits and the employment of each Continuing Employee will be “at will” employment.

Acquisition Proposals. The Acquired Corporations have agreed to cause their representatives to immediately cease any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal (as defined below) as of the date of the Merger Agreement. As promptly as reasonably practicable (and in any event within two (2) business days) following the date of the Merger Agreement, Chimerix will request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all nonpublic information previously furnished to any Person (other than Jazz and its representatives) that has, within the one (1)-year period prior to the date of the Merger Agreement, made or indicated an intention to make an Acquisition Proposal and Chimerix will, within one (1) business day following the date of the Merger Agreement, terminate access by any third party who has made or would reasonably be expected to make an Acquisition Proposal (other than Jazz and its representatives) to any data room containing any confidential information.

In addition, except as otherwise expressly permitted below, the Acquired Corporations will not, and will cause their representatives not to directly or indirectly:

•	continue or re-initiate any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal;

•

solicit, initiate or knowingly facilitate or encourage (including by way of furnishing nonpublic information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

•

engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any nonpublic information in connection with, or for the purpose of soliciting or encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

•

enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

•

take any action to exempt any person (other than Jazz and its subsidiaries) from the restrictions on “business combinations” or any similar provision contained in applicable takeover laws or Chimerix’s organizational and other governing documents;

•

waive or release any person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other contract, unless, solely in the case of this clause, (1) the Chimerix Board of Directors determines in good faith, after consultation with Chimerix’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Chimerix Board of Directors to Chimerix’s stockholders under applicable legal requirements, in which event the Acquired Corporations may take the actions described in this clause solely to the extent necessary to permit a third party to make, on a confidential basis to the Chimerix Board of Directors, an Acquisition Proposal, conditioned upon such third party agreeing that Chimerix will not be prohibited from providing any information to Jazz (including regarding any such Acquisition Proposal) in accordance with, and otherwise complying with Section 5.3 of the Merger Agreement and (2) Chimerix complies with the obligations set forth in Section 5.3(d) of the Merger Agreement; or

•	resolve or agree to do any of the foregoing.

Notwithstanding the foregoing, if Chimerix receives an unsolicited bona fide written Acquisition Proposal from any person or group, which Acquisition Proposal was made or renewed after the execution and delivery of the Merger Agreement, and did not result from or arise out of a breach of Chimerix’s non-solicitation obligations, if the Chimerix Board of Directors determines in good faith, after consultation with Chimerix’s financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer (as defined below), then Chimerix and its representatives may:

•

furnish, pursuant to an acceptable confidentiality agreement, information (including nonpublic information) with respect to the Acquired Corporations to the person or group who has made such Acquisition Proposal and the representatives of such persons or group of persons; and

•	engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal and the representatives of such person or group of persons;

provided that Chimerix will substantially concurrently provide to Jazz any information concerning the Acquired Corporations that is provided to any person to the extent access to such information was not previously provided to Jazz or its representatives. Chimerix will promptly (and in any event within one (1) day of execution thereof) provide Jazz with an accurate and complete copy of any acceptable confidentiality agreement entered into as contemplated by the foregoing.

Chimerix will (i) promptly (and in any event within 24 hours) notify Jazz if it receives any requests, inquiries, proposals or offers with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal or any initial request for nonpublic information concerning Chimerix from any person or group who has made or would reasonably be expected to make an Acquisition Proposal and provide to Jazz unredacted copies of any written requests, inquiries, proposals or offers or other materials, including proposed agreements and summaries of the terms and conditions of any oral requests, inquiries, proposals or offers, the name of any such person or group and a summary of any material unwritten terms and conditions thereof, and the nature of any information requested, (ii) keep Jazz reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal or any requests, inquiries, proposals or offers that would reasonably be expected to lead to an Acquisition Proposal (including by furnishing copies of any further amendments thereto) on a prompt basis (and in any event within 24 hours of such material development, discussion or negotiation) and (iii) upon the request of Jazz, reasonably inform Jazz of the status of such Acquisition Proposal.

For the purposes of the foregoing covenants and those contained under Section 11 – “Changes of Board Recommendation or other Adverse Actions” below, please note the following definitions:

•

“Acquisition Proposal” means any proposal or offer from any Person (other than Jazz and its affiliates) or “group,” within the meaning of Section 13(d) of the Exchange Act, including any amendment or modification to any such proposal or offer, relating to, in a single transaction or series of related transactions, any (A) acquisition, lease, exchange, transfer, exclusive license or other disposition of assets (including equity interests of any subsidiary) of Company equal to 20% or more of Chimerix’s consolidated assets or to which 20% or more of Chimerix’s revenues or earnings on a consolidated basis are attributable, (B) issuance or acquisition of 20% or more of the outstanding Shares or other voting or equity securities of Chimerix, (C) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Shares, (D) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Shares or other voting or equity securities of Chimerix or (E) acquisition or exclusive license of all or substantially all of the rights to dordaviprone (also referred to by Company as ONC201).

•

“Intervening Event” means any material change, effect, event, occurrence or development arising or first becoming known to the Chimerix Board of Directors after the date of the Merger Agreement that was not known or reasonably foreseeable by the Chimerix Board of Directors as of the date of the

Merger Agreement (or, if known or reasonably foreseeable, the material consequences of such change, effect, event, occurrence or development were not known or reasonably foreseeable by the Chimerix Board of Directors), which change, effect, event, occurrence or development, or any material consequence thereof, becomes thereafter known to the Chimerix Board of Directors and is not the result of a breach by Chimerix or its subsidiaries of the Merger Agreement; provided, that “Intervening Event” excludes any change, effect, event, occurrence or development related to (A) an Acquisition Proposal or other inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, (B) any change in the market price or trading volume of Chimerix’s stock or change in Chimerix’s credit ratings(except that the underlying causes of any such change may be considered to the extent not otherwise excluded), (C) any event, occurrence, circumstance, change or effect generally affecting the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions, including fluctuations in the value of any currency or interest rates and the availability of or cost of equity, debt or other financing, (D) the failure of Chimerix to meet internal or analysts’ expectations or projections (except that the underlying causes of such failure may be considered to the extent not otherwise excluded), (E) any change in any legal requirement or GAAP (or authoritative interpretations of any legal requirement or GAAP) or (F) any event, occurrence, circumstance, change or effect resulting from the execution, announcement, pendency or performance of the Merger Agreement or the transactions contemplated thereby.

•

“Superior Offer” mean a bona fide written Acquisition Proposal that the Chimerix Board of Directors determines, in its good faith judgment, after consultation with Chimerix’s outside legal counsel and financial advisors, is reasonably likely to be consummated in accordance with its terms, and, taking into account all legal, regulatory, timing, and financing aspects (including certainty of closing) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Chimerix Board of Directors deems relevant, is more favorable to Chimerix stockholders (solely in their capacity as such) than the transactions contemplated by the Merger Agreement (including after giving effect to proposals, if any, made by Jazz pursuant to the terms of the Merger Agreement); provided that for purposes of the definition of “Superior Offer,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

Nothing in the Merger Agreement will prohibit Chimerix from taking and disclosing to the stockholders of Chimerix a position contemplated by Rule 14e-2(a), Rule 14d-9, or Item 1012(a) of Regulation M-A promulgated under the Exchange Act.

Changes of Board Recommendation or other Adverse Actions. Except as described below, during the pre-closing period, neither the Chimerix Board of Directors nor any committee thereof may:

•

withdraw or withhold (or modify or qualify in a manner adverse to Jazz or Purchaser), or publicly propose to withdraw or withhold (or modify or qualify in a manner adverse to Jazz or Purchaser), the Chimerix Board Recommendation;

•	fail to include the Chimerix Board Recommendation in the Schedule 14D-9;

•

approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal (we refer to any action described in this and the immediately prior two bullet points as a “Chimerix Adverse Change Recommendation”); or

•

adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend or declare advisable, or allow Chimerix to execute or enter into any contract with respect to, or that would reasonably be expected to lead to, any Acquisition Proposal, or contract that would require, or would reasonably be expected to cause, Chimerix to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the transactions contemplated by the Merger Agreement (other than an acceptable confidentiality agreement).

If Chimerix has received a bona fide written Acquisition Proposal that was made or renewed after the date of the Merger Agreement from any person that has not been withdrawn and after consultation with Chimerix’s financial advisors and outside legal counsel, the Chimerix Board of Directors has determined, in good faith, that such Acquisition Proposal is a Superior Offer:

•	the Chimerix Board of Directors may make a Chimerix Adverse Change Recommendation; or

•

if such bona fide written Acquisition Proposal did not result from or arise out of a material breach of the Merger Agreement, Chimerix may terminate the Merger Agreement pursuant to its terms to enter into a Specified Agreement (as defined below) with respect to such Superior Offer;

provided, that each of the foregoing actions may only be taken if:

•

The Chimerix Board of Directors determines in good faith, after consultation with Chimerix’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Chimerix Board of Directors to Chimerix’s stockholders under applicable legal requirements;

•

Chimerix has given Jazz prior written notice of its intention to consider making a Chimerix Adverse Change Recommendation or terminate the Merger Agreement at least five (5) business days prior to making any such Chimerix Adverse Change Recommendation or termination (which we refer to as a “Determination Notice”) and, to the extent desired by Jazz, during such five (5) business day period will have negotiated in good faith with respect to any revisions to the terms of the Merger Agreement or another proposal to the extent proposed by Jazz so that such Acquisition Proposal would cease to constitute a Superior Offer; and

•

(1) Chimerix has provided Jazz information with respect to such Acquisition Proposal as required by the terms of the Merger Agreement and has complied with the applicable sections of the Merger Agreement (except that compliance with the non-solicitation covenants is not a prerequisite to a Chimerix Adverse Change Recommendation), (2) Chimerix has given Jazz five (5) business days to propose revisions to the terms of the Merger Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and (3) after giving effect to the proposals made by Jazz during such period, if any, after consultation with Chimerix’s financial advisors and outside legal counsel, the Chimerix Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and, after consultation with Chimerix’s outside legal counsel, that the failure to make the Chimeric Adverse Change Recommendation or terminate the Merger Agreement would be inconsistent with the fiduciary duties of the Chimerix Board of Directors to Chimerix’s stockholders under applicable legal requirements.

The provisions of the foregoing bulleted points will also apply to any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material amendment or modification to the Acquisition Proposal, except that the references to a five (5)-business day notice period shall be deemed to be three (3)-business day notice period.

Other than in connection with an Acquisition Proposal, the Chimerix Board of Directors may make a Chimerix Adverse Change Recommendation in response to an Intervening Event if:

•

the Chimerix Board of Directors determines in good faith, after consultation with Chimerix’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Chimerix Board of Directors to Chimerix’s stockholders under applicable legal requirements;

•

Chimerix has notified Jazz at least five (5) business days prior to making any such Chimerix Adverse Change Recommendation and, to the extent desired by Jazz, during such five (5)-business day period, will have negotiated in good faith with respect to any revisions to the terms of the Merger Agreement or another proposal to the extent proposed by Jazz so that a Chimerix Adverse Change Recommendation would no longer be necessary; and

•

(1) Chimerix has specified in reasonable detail the facts and circumstances underlying the Intervening Event, (2) Chimerix has given Jazz a five (5)-business day period to propose revisions to the terms of the Merger Agreement or make another proposal so that a Chimerix Adverse Change Recommendation would no longer be necessary, and (3) after giving effect to the proposals made by Jazz during such period, if any, after consultation with outside legal counsel, the Chimerix Board of Directors has determined, in good faith, that the failure to make the Chimerix Adverse Change Recommendation in response to such Intervening Event would be inconsistent with the fiduciary duties of the Chimerix Board of Directors to Chimerix’s stockholders under applicable legal requirements.

The provisions of the foregoing bulleted points will also apply to any material change to the facts and circumstances underlying such Intervening Event, except that in such case the references to five (5)-business day notice period shall be deemed to be three (3)-business day notice period.

Termination. The Merger Agreement may be terminated at any time prior to the Effective Time as follows:

•	by mutual written consent of Jazz and Chimerix;

•

by either Chimerix or Jazz, at any time prior to the Offer Acceptance Time, if the Closing has not occurred by the End Date; provided, however, that (i) the End Date may be extended as described in Section 11 — “The Merger Agreement; The Offer” and (ii) this termination right will not be available to any party whose material breach of the Merger Agreement has caused or resulted in the Offer not being consummated by the End Date;

•

by either Chimerix or Jazz if a governmental body of competent jurisdiction shall have issued an order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that this termination right will not be available to any party whose material breach of the Merger Agreement has caused or resulted in the issuance of such final and nonappealable order, decree, ruling or other action or to any Party that has failed to use its reasonable best efforts as required under the Merger Agreement to remove such order, decree, ruling or other action;

•

by either Chimerix or Jazz if the Offer (as it may have been extended to the Merger Agreement) expires or is terminated or withdrawn in accordance with the Merger Agreement without all of the Offer Conditions having been satisfied or, to the extent permitted, waived, subject to certain exceptions; provided that this right to terminate will not be available to any party whose material breach of the Merger Agreement caused or resulted in the non-satisfaction of the Offer Condition that resulted in such expiration, termination or withdrawal;

•	by Jazz, if prior to the Offer Acceptance Time:

•	the Chimerix Board of Directors has failed to include the Chimerix Board Recommendation in the Schedule 14D-9 when mailed, or has effected a Chimerix Adverse Change Recommendation;

•

in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Chimerix Board of Directors (A) publicly states that it recommends such tender or exchange offer or that it expresses no opinion or is unable to take a position with respect to such tender or exchange offer (other than a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act) or (B) fails to recommend, in a solicitation/recommendation statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) business days of the commencement of such tender offer or exchange offer; or

•

Chimerix breaches or fails to perform or comply with any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform or comply (i) would give rise to the failure of certain Offer Conditions as applicable, and (ii) cannot be or has not been cured by the End Date, or if capable of being cured in such time period, within thirty (30) days after receipt by Chimerix of written notice of such breach or failure to perform or comply; provided that Jazz and Purchaser are not then in breach of its or their obligations under the Merger Agreement such that Chimerix would have a right to terminate the Merger Agreement for such breach by Jazz or Purchaser;

•	by Chimerix, if prior to the Offer Acceptance Time:

•

to accept a Superior Offer, and substantially concurrently enter into a binding written definitive acquisition agreement providing for the consummation of a transaction which the Chimerix Board of Directors has determined, in good faith, constitutes a Superior Offer (which we refer to as a “Specified Agreement”); provided that Chimerix has paid, or caused to be paid, to Jazz the Termination Fee (as defined below);

•

Jazz or Purchaser breach or fail to perform or comply with any of their representations, warranties or covenants contained in the Merger Agreement, in each case, if such breach or failure would reasonably be expected to prevent Jazz or Purchaser from consummating the Transactions and cannot be or has not been cured by the End Date or, if curable, is not cured by Jazz or Purchaser such time period, within thirty (30) days after receipt by Jazz of written notice of such breach or failure to perform or comply; provided that Chimerix is not then in material breach of its obligations under the Merger Agreement such that certain conditions to the Offer would not be satisfied; or

•

if Purchaser, following the Expiration Date in the circumstances in which Purchaser is obligated to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with the Merger Agreement, failed to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with the Merger Agreement.

Effect of Termination. If the Merger Agreement is validly terminated, the Merger Agreement will be of no further force or effect and there will be no liability on the part of Jazz, Purchaser or Chimerix or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or affiliates following any such termination, except that (a) certain specified provisions of the Merger Agreement will survive, including those described in “— Chimerix Termination Fee” below, (b) the Confidentiality Agreement will survive the termination of the Merger Agreement and will remain in full force and effect in accordance with its terms and (c) the termination of the Merger Agreement will not relieve any party from any liability for fraud or willful and material breach of the Merger Agreement prior to termination.

Chimerix Termination Fee. Chimerix has agreed to pay Jazz or its designee a termination fee of $35,000,000 (which we refer to as the “Termination Fee”) if:

•	Chimerix terminates the Merger Agreement pursuant to a Superior Offer Termination;

•

Jazz terminates the Merger Agreement pursuant to a failure by Chimerix to include the Chimerix Board Recommendation, to reject another tender offer or due to a Chimerix Adverse Change Recommendation; or

•

(i) the Merger Agreement is terminated by either Jazz or Chimerix pursuant to an End Date termination, by Jazz pursuant to a breach by Chimerix of a representation, warranty or covenant contained in the Merger Agreement, by Jazz if the Offer expires or is terminated or withdrawn in accordance with the Merger Agreement without all of the Offer Conditions having been satisfied or, to the extent permitted, waived by Jazz (or at the time Chimerix terminates the Merger Agreement Jazz had the right to terminate pursuant to any of the foregoing), (ii) a bona fide Acquisition Proposal has been publicly disclosed or otherwise been made publicly known, after the date of the Merger Agreement and prior to such termination and such Acquisition Proposal has not been irrevocably publicly withdrawn without qualification at least three (3) business days prior to the event giving rise to the right of such termination and, (iii) within twelve (12) months of such termination, Chimerix has entered into a definitive agreement with respect to, or consummated, any Acquisition Proposal; provided that for purposes of the foregoing clauses (ii) and (iii) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%.”

Specific Performance. The parties have agreed that irreparable damage would occur in the event that the Parties do not perform their obligations under the provisions of the Merger Agreement in accordance with its specified terms or otherwise breach such provisions. The parties have further agreed that the parties will be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in addition to any other remedy to which they are entitled under the Merger Agreement.

Expenses. Except as otherwise provided therein, each party will bear its own expenses in connection with the Merger Agreement and the transactions contemplated thereby.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions to the Offer.”

Confidentiality Agreement

Prior to signing the Merger Agreement, Chimerix and Jazz entered into a customary confidentiality agreement, dated December 19, 2024 (which we refer to as the “Confidentiality Agreement”). The Confidentiality Agreement included customary non-disclosure provisions that required Jazz to keep confidential certain information relating to Chimerix for a period one year from the date of the Confidentiality Agreement. The Confidentiality Agreement also included a customary standstill provision that prohibited Jazz, for a period of six (6) months from the date of the Confidentiality Agreement, from offering to acquire or acquiring Chimerix, and from taking certain other actions, including soliciting proxies, without the prior written consent of the Chimerix Board of Directors. The Confidentiality Agreement provided for the termination of the standstill provision on customary terms, and also allowed Jazz to make confidential acquisition proposals to the Chimerix Board of Directors at any time. On March 4, 2025, Chimerix waived the standstill provision in the Confidentiality Agreement.

The foregoing description of the Confidentiality Agreement is a summary and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (d)(7) of the Schedule TO of which this Offer to Purchase forms a part.

Exclusivity Agreement

Prior to signing the Merger Agreement, Chimerix and Jazz entered into a letter agreement, dated March 4, 2025 (the “Exclusivity Agreement”), which provided for exclusive negotiations between Chimerix and Jazz until 11:59 p.m., Eastern time, on March 5, 2025.

The foregoing description of the Exclusivity Agreement is a summary and is qualified in its entirety by reference to the full text of the Exclusivity Agreement, which is filed as Exhibit (d)(8) of the Schedule TO of which this Offer to Purchase forms a part.

12. Purpose of the Offer; Plans for Chimerix.

Purpose of the Offer. The purpose of the Offer is for Jazz, through Purchaser, to acquire control of, and the entire equity interest in, Chimerix. The Offer, as the first step in the acquisition of Chimerix, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as soon as practicable (and in no event later than one business day) following the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement.

If you sell your Shares in the Offer, you will cease to have any equity interest in Chimerix or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you will also no longer have an equity interest in Chimerix. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Chimerix.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek a vote of the remaining public stockholders of Chimerix before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the vote of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of Chimerix in accordance with Section 251(h) of the DGCL.

Plans for Chimerix. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of Chimerix and the board of directors of Chimerix (the “Chimerix Board of Directors”) shortly thereafter. Jazz and Purchaser are conducting a detailed review of Chimerix and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Jazz and Purchaser will continue to evaluate the business and operations of Chimerix during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Jazz intends to review such information as part of a comprehensive review of Chimerix’s business, operations, capitalization and management with a view to optimizing development of Chimerix’s potential in conjunction with Chimerix’s and Jazz’s existing businesses. We expect that all aspects of Chimerix’s business will be fully integrated into Jazz. However, plans may change based on further analysis, including changes in Chimerix’s business, corporate structure, charter, bylaws, capitalization, Board of Directors and management.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12—“Purpose of the Offer; Plans for Chimerix,” and Section 13—“Certain Effects of the Offer,” Jazz and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Chimerix (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Chimerix, (iii) any material change in Chimerix’s capitalization or dividend policy, (iv) any other material change in Chimerix’s corporate structure or business, (v) changes to the management of Chimerix or the Chimerix Board of Directors, (vi) a class of securities of Chimerix being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Chimerix being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

To the best knowledge of Jazz and Purchaser, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Chimerix, on the one hand, and Jazz, Purchaser or Chimerix, on the other hand, existed as of the date of the Merger Agreement, and the Offer is not conditioned upon any executive officer or director of Chimerix entering into any such agreement, arrangement or understanding.

It is possible that certain members of Chimerix’s current management team will enter into new employment arrangements with Jazz or the Surviving Corporation after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the completion of the Merger, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

The Board of Directors and officers of the Surviving Corporation at and immediately following the Effective Time will consist of the members of the Board of Directors and officers, respectively, of Purchaser immediately prior to the Effective Time.

At the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety so as to read in the form set forth on Annex II to the Merger Agreement, and the bylaws of Purchaser in effect at the Effective Time will be the bylaws of the Surviving Corporation.

13. Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable (and in no event later than one business day) following the Offer Acceptance Time and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Stock Quotation. The Shares are currently listed on Nasdaq. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable (and in no event later than one business day) following the Offer Acceptance Time), the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Purchaser. Immediately following the consummation of the Merger, we intend and will cause Chimerix to delist the Shares from Nasdaq.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Chimerix to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Chimerix to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Chimerix, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Chimerix and persons holding “restricted securities” of Chimerix to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. We intend to and will cause Chimerix to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.

14. Dividends and Distributions.

The Merger Agreement provides that during the pre-closing period, except as otherwise required or expressly permitted in the Merger Agreement, the Acquired Corporations will not declare, set aside, or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares).

15. Conditions to the Offer.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in the clauses below.

Notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Merger Agreement, may terminate the Offer: (i) upon termination of the Merger Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to the terms of the Merger Agreement), if: (A) the Minimum Condition, the Termination Condition or the conditions set forth in clauses (E) and (G) (solely in respect of any antitrust law) below are not satisfied by the time at which the Offer expires on the Expiration Date; or (B) any of the additional conditions set forth below are not satisfied or waived in writing by Jazz by the time at which the Offer expires on the Expiration Date:

(A)

there have been validly tendered (and not validly withdrawn), Shares that, considered together with all other Shares (if any) beneficially owned by Jazz and its affiliates, represent one more Share than 50% of the total number of Shares outstanding at the Expiration Date;

(B)

(i) the representations and warranties made by Chimerix in: the first two sentences of subsection (a) of Section 3.1, subsection (b) of Section 3.1 (Due Organization; Subsidiaries), 3.2 (Certificate of Incorporation and Bylaws), subsections (b), (c) and (h) of Section 3.3 (Capitalization, Etc.), Section 3.21 (Authority; Binding Nature of Agreement), Section 3.22 (Takeover Laws), subsection (a)(i) of Section 3.23 (Non-Contravention, Consents), Section 3.24 (Opinion of Financial Advisor) and Section 3.25 (Brokers and Other Advisors) of the Merger Agreement are true and correct in all material respects (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Merger Agreement and at and as of the Expiration Date as if made on and as of such date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(ii) the representations and warranties made by Chimerix in subsections (a), (d), (e) and (f) of Section 3.3 (Capitalization, Etc.) of the Merger Agreement are true and correct (without taking into account any “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) except for any de minimis inaccuracies as of the date of the Merger Agreement and at and as of the Expiration Date as if made on and as of such date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(iii) the representations and warranties made by Chimerix in Section 3.5(a) (No Material Adverse Effect) of the Merger Agreement are true and correct in all respects as of the date of the Merger Agreement and at and as of the Expiration Date as if made on and as of such date;

(iv) the representations and warranties made by Chimerix in the Merger Agreement (other than those referred to in clauses (i), (ii) and (iii) above) are true and correct (without taking into account any “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Merger Agreement and at and as of the Expiration Date as if made on and as of such date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(C)

Chimerix has complied with and performed in all material respects the covenants and agreements it is required to comply with or perform at or prior to the time at which the Offer expires on the Expiration Date;

(D)	since the execution and delivery of the Merger Agreement, there has not been any Material Adverse Effect;

(E)	any waiting period (or extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated (including any timing agreements with or commitment to any Governmental Body under the HSR Act to delay or not to close the transactions contemplated by the Merger Agreement entered in connection therewith);

(F)

Jazz and Purchaser have received a certificate executed on behalf of Chimerix by Chimerix’s Chief Executive Officer or Chief Financial Officer confirming that the conditions set forth in clauses (B), (C) and (D) above have been satisfied;

(G)

there has not been issued by any governmental body of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, which remains in effect, nor has any legal requirement been promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which, directly or indirectly, prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger; and

(H)	the Merger Agreement has not been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Jazz and Purchaser, and (except for the Offer Conditions set forth in clauses (A), (E), (G) (solely in respect of any antitrust law) and (H) above) may be waived by Jazz and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Jazz and Purchaser, to the extent permitted under applicable legal requirements.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Chimerix with the SEC and other information concerning Chimerix, we are not aware of any governmental license or regulatory permit that appears to be material to Chimerix’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Jazz as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Chimerix’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions to the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations promulgated thereunder, certain transactions may not be consummated until notifications have been given and information has been furnished to the FTC and the Antitrust Division and all statutory waiting period requirements have been satisfied.

At any time, including before or after the expiration of the statutory waiting periods under the HSR Act if a filing has been made pursuant the HSR Act, or before or after the effective time, the U.S. Department of Justice or the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the Offer or Merger, to rescind the Offer or Merger or to conditionally permit completion of the Offer or Merger subject to regulatory conditions or other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the Offer or Merger or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances. Although neither Jazz nor Chimerix believes that the Offer or Merger violates the antitrust laws, there can be no assurance that a challenge to the Offer or Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

See Section 15 – “Conditions to the Offer.”

State Takeover Laws. Chimerix is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three (3) years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Chimerix Board of Directors has taken all action necessary under the DGCL to ensure that no such restrictions apply to the Offer, Merger or any other transactions contemplated by the Merger Agreement and has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

Chimerix, directly or through subsidiaries, may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15—“Conditions to the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Chimerix (for purposes of the Exchange Act); (ii) it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one (1) year following the consummation of the Offer); and (iii) in the Merger, stockholders will receive the same consideration per Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of Chimerix to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of Chimerix to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will have received a sufficient number of Shares to ensure that Chimerix will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Chimerix. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Jazz, Purchaser and Chimerix will take all necessary and appropriate action to effect the Merger as soon as practicable after the Offer Acceptance Time, without a meeting of stockholders of Chimerix in accordance with Section 251(h) of the DGCL.

17. Appraisal Rights.

No appraisal rights are available to the holders or beneficial owners of Shares in connection with the Offer. Unless otherwise specified expressly herein, all references to a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders and beneficial owners who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. If the Merger is consummated, the holders and beneficial owners of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) demand appraisal in accordance with the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the consideration paid in the Offer and the market value of such Shares. Holders and beneficial owners of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:

•

by the later of the consummation of the Offer and twenty (20) days after the mailing of the Schedule 14D-9, deliver to Chimerix a written demand for appraisal of Shares held, which demand must reasonably inform Chimerix of the identity of the stockholder or beneficial owner, as applicable, and that the stockholder or beneficial owner, as applicable intends thereby to demand appraisal of such Shares (and, in the case of a demand made by a beneficial owner, the demand must reasonably identify the holder of record of the Shares for which the demand is made, be accompanied by documentary evidence of the beneficial owner’s beneficial ownership of the Shares for which appraisal is demanded, include a statement that such documentary evidence is a true and correct copy of what it purports to be and provide an address at which the beneficial owner consents to receive notices given by the Surviving Corporation in the Merger under Section 262 and to be set forth on the verified list required by subsection (f) of Section 262);

•	not tender their Shares in the Offer; and

•

continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time (if a stockholder who demanded appraisal transfers or a beneficial owner who demanded appraisal ceases to beneficially own the Shares before the Effective Time, such person will lose appraisal rights with respect to the Shares).

The foregoing description is summary of the appraisal rights of stockholders and beneficial owners under the DGCL and the procedures to be followed by stockholders and beneficial owners desiring to exercise any appraisal rights available thereunder. The foregoing summary is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL will be included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

18. Fees and Expenses.

Jazz has retained Innisfree M&A Incorporated to be the Information Agent and Computershare to be the Depository in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depository will each receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Jazz nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depository and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19. Miscellaneous.

The making of the Offer in jurisdictions other than the U.S. may be restricted or prohibited by law. We are not currently aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If we become aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, we cannot comply, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that jurisdiction. If you are in any doubt as to your eligibility to participate in the Offer, you should contact your professional adviser immediately. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Jazz or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, Depository or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Chimerix has advised Purchaser that it will file with the SEC on the date on which Jazz and Purchaser file the Offer documents with the SEC its

Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Chimerix Board of Directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Copies of such documents, and any amendments thereto, may, when filed, be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning Chimerix” above.

Pinetree Acquisition Sub, Inc.

March 21, 2025

SCHEDULE I — INFORMATION RELATING TO JAZZ AND PURCHASER

Jazz

The following table sets forth information about Jazz’s directors and executive officers as of March 21, 2025. The current business address of each person is c/o Jazz Pharmaceuticals Public Limited Company, Fifth Floor, Waterloo Exchange, Waterloo Road, Dublin 4, Ireland D04 E5W7, and the business telephone number is 011-353-1-634-7800. Except as provided below, all directors and executive officers listed below are citizens of the United States.

Name	Age	Position
Patricia Carr	54	Senior Vice President, Chief Accounting Officer
Bruce C. Cozadd	61	Chairperson and Chief Executive Officer, Director
Jennifer E. Cook	59	Director
Patrick G. Enright	63	Director
Renée Galá	52	President and Chief Operating Officer
Laura J. Hamill	60	Director
Liz Henderson	53	Senior Vice President, Technical Operations
Robert Iannone, M.D., M.S.C.E.	58	Executive Vice President, Global Head of Research and Development, Chief Medical Officer
Philip L. Johnson	61	Executive Vice President and Chief Financial Officer
Patrick Kennedy	55	Director
Heather Ann McSharry	63	Director
Seamus Mulligan	64	Director
Kenneth W. O’Keefe	58	Director
Neena M. Patil	50	Executive Vice President and Chief Legal Officer
Samantha Pearce	59	Executive Vice President, Chief Commercial Officer
Anne O’Riordan	57	Director
Norbert G. Riedel, Ph.D.	67	Director
Mark D. Smith, M.D.	73	Director
Rick E Winningham	65	Director

Executive Officers of Jazz

Patricia Carr, 54, was appointed Jazz’s Senior Vice President and Chief Accounting Officer as of August 2021 and served as Jazz’s interim Principal Financial Officer from October 2023 to March 1, 2024. Ms. Carr joined Jazz as Vice President, Finance in July 2012 and was appointed Principal Accounting Officer in August 2019. Prior to that, from September 2011 to July 2012, she served as Vice President, Finance of Alkermes plc, a global biopharmaceutical company. From June 2002 to September 2011, she served in a number of roles in Elan Corporation, a neuroscience-based biotechnology company, most recently as Vice President, Finance. Ms. Carr is a Fellow of the Institute of Chartered Accountants (Ireland) and holds a BComm from the University of Galway. Ms. Carr is a citizen of Ireland.

Bruce C. Cozadd, 61, has served as Chairperson and CEO of Jazz since the closing of the Azur merger in January 2012, and from October 2019 through March 2020, he served as Jazz’s interim principal financial officer. On December 11, 2024, Mr. Cozadd notified our board of directors of his intent to retire from his role as Chief Executive Officer (“CEO”) upon the selection and appointment of our next CEO by the end of 2025. Once the search process has been completed and a successor has been appointed, Mr. Cozadd will retire as our CEO. Following his retirement, Mr. Cozadd will continue to serve as our Chairperson, providing us with ongoing leadership and strategic guidance. Mr. Cozadd co-founded Jazz Pharmaceuticals, Inc. and has served as Chairperson and CEO of Jazz Pharmaceuticals since April 2009. From 2003 until 2009, Mr. Cozadd served as Jazz Pharmaceuticals, Inc.’s Executive Chairperson and as a member of its board of directors. From 1991 until

2001, he held various positions with ALZA Corporation, a pharmaceutical company acquired by Johnson & Johnson, including as Executive Vice President and Chief Operating Officer, with responsibility for research and development, manufacturing and sales and marketing. Previously at ALZA Corporation, he held the roles of Chief Financial Officer and Vice President, Corporate Planning and Analysis. Since February 2022, Mr. Cozadd has served on the board of ACELYRIN, INC., a late-stage clinical biopharma company which became public in May 2023, and has served as Chairperson of ACELYRIN’s board since February 2023. He also serves on the boards of two nonprofit organizations, The Nueva School and SFJAZZ. He holds a Bachelor of Science (which we refer to as a “B.S”) from Yale University and a Master’s Degree of Business Administration (which we refer to as an “M.B.A.”) from the Stanford Graduate School of Business.

Renée Galá, 52, was appointed as President and Chief Operating Officer of Jazz in October 2023. Ms. Galá joined Jazz as Executive Vice President and Chief Financial Officer in March 2020. From January to June 2019, Ms. Galá served as the Chief Financial Officer of GRAIL, Inc., a private healthcare company focused on the early detection of cancer. Prior to that, from December 2014 to January 2019, she served as Senior Vice President and Chief Financial Officer of Theravance Biopharma, Inc., a biopharmaceutical company, following its spin-out from Theravance, Inc. (now Innoviva, Inc.). Ms. Galá joined Theravance in 2006 and held various roles in the finance organization before leading the company’s spin-out transaction. Prior to that, Ms. Galá served in various roles in global treasury, pharmaceutical sales and corporate strategy/business development at Eli Lilly and Company, a global pharmaceutical company, from 2001 to 2006. Before joining Eli Lilly, Ms. Galá spent seven years in the energy industry in positions focused on corporate finance, project finance, and mergers and acquisitions. Ms. Galá currently serves on the board of Dexcom, Inc., a healthcare company, and has previously served on the board of directors of multiple biotech companies including Gyroscope Therapeutics (acquired by Novartis), Corcept Therapeutics and Gossamer Bio, Inc., a clinical-stage biopharmaceutical company where she also chaired the audit committee. Ms. Galá holds a B.S. in Mathematics from Vanderbilt University and an M.B.A. from Columbia Business School.

Liz Henderson, 53, was appointed Jazz’s Senior Vice President, Technical Operations as of August 2023. Prior to joining Jazz, Ms. Henderson held various roles of increasing responsibility at Merck KGaA, a global science and technology company. At Merck KGaA, she held positions in the Healthcare Business as Senior Vice President, APAC Region & Health Care Sustainability Lead from May 2020 to July 2023, as General Manager and Managing Director Merck UK & ROI from October 2018 to May 2020, as Executive Vice President, Head of Global Manufacturing and Supply from November 2016 to October 2018 and as Senior Vice President, Global Pharma Manufacturing from April 2015 to November 2016. From December 2008 to March 2015, Ms. Henderson held various management positions at Merck Life Science of Merck KGaA, culminating in her role as Vice President Global Operations. Prior to her tenure at Merck KGaA, Ms. Henderson held manufacturing leadership roles at Amgen, a global biotechnology company, from 2006 to 2007 and Pfizer, a global pharmaceutical and biotechnology company, from 1998 to 2006. Ms. Henderson holds a B.Sc. degree in Analytical Chemistry from Dublin City University, Ireland. Ms. Henderson is a citizen of Ireland.

Robert Iannone, M.D. M.S.C.E., 58, was appointed Jazz’s Executive Vice President, Global Head of Research and Development as of May 2019. He was appointed our Chief Medical Officer as of September 2024, having previously served as our Chief Medical Officer from December 2019 until October 2021. From April 2018 until May 2019, Dr. Iannone served as Head of Research and Development and Chief Medical Officer of Immunomedics, Inc., a biopharmaceutical company. Prior to that, from July 2014 to April 2018, Dr. Iannone served in the roles of Senior Vice President and Head of Immuno-oncology, Global Medicines Development and the Global Products Vice President at AstraZeneca plc, a global science-led biopharmaceutical company. From 2004 to 2014, Dr. Iannone served in management roles at Merck Co., Inc., a global biopharmaceutical company, culminating in his role as Executive Director and Section Head of Oncology Clinical Development. From 2001 to 2004, he served as Assistant Professor of Pediatrics and from 2004 to 2012 as Adjunct Assistant Professor of Pediatrics at the University of Pennsylvania School of Medicine. Dr. Iannone has been serving on the board of directors of Autolus Therapeutics plc, a clinical-stage biopharmaceutical company, since June 2023, and iTeos Therapeutics, Inc., a clinical-stage biopharmaceutical company, since May 2021. He has also served on the

Cancer Steering Committee of the Foundation for the National Institutes of Health since 2011. Dr. Iannone joined the Scientific Advisory Board of Crossbow Therapeutics, Inc. in October 2023. Dr. Iannone previously served as director of Jounce Therapeutics, Inc., a clinical-stage immunotherapy company, from January 2020 to May 2023. Dr. Iannone holds a B.S. from The Catholic University of America, an M.D. from Yale University and an M.S.C.E. from University of Pennsylvania and completed his residency in Pediatrics and fellowship in Pediatric Hematology-Oncology at Johns Hopkins University.

Philip L. Johnson, 61, was appointed Jazz’s Executive Vice President and Chief Financial Officer as of March 2024. From January 2018 to February 2024, Mr. Johnson served as group vice president and treasurer at Eli Lilly and Company, a global pharmaceutical company. Joining Eli Lilly and Company in 1995, Mr. Johnson served in a variety of roles, increasing in responsibility. Prior to his tenure at Eli Lilly, he was a management consultant at McKinsey & Company and worked with investment banks in Milan, Italy and Chicago, Illinois. Mr. Johnson serves as an executive board member and Treasurer of the Indianapolis Urban League and as a board member of Lynx Capital. He also served on the board of directors of the Indiana Chamber of Commerce, Equity1821, AMR Action Fund and PrescriberPoint as well as an advisory committee member for Jumpstart Nova and Sixty8 Capital. Mr. Johnson holds a B.S. in Finance from the University of Illinois and an M.B.A. from the Kellogg School of Management at Northwestern University.

Neena M. Patil, 50, was appointed Jazz’s Executive Vice President and Chief Legal Officer as of August 2022. Ms. Patil joined Jazz as Senior Vice President and General Counsel in July 2019. From September 2018 to July 2019, Ms. Patil served as Senior Vice President, General Counsel and Corporate Secretary of Abeona Therapeutics Inc., a clinical-stage biopharmaceutical company. Prior to that, from May 2008 to October 2016, Ms. Patil served in management positions at Novo Nordisk Inc., a global healthcare company, culminating in her role as Vice President for Legal Affairs and Associate General Counsel. Prior to 2008, she worked for several other global biopharmaceutical companies including Pfizer, GPC Biotech and Sanofi. Ms. Patil serves on the board of directors of Teleflex, Inc., a global provider of medical technologies. Ms. Patil is also a member of the BIO Board of Directors and Health Section Governing Board. Until December 2024, Ms. Patil served on the U.S. Board of Mothers 2 Mothers, a global health care organization operating in Africa. Ms. Patil holds a Bachelor of Arts Degree (which we refer to as a “B.A.”) from Georgetown University and a Juris Doctor and Master of Health Services Administration from the University of Michigan.

Samantha Pearce, 59, was appointed Jazz’s Executive Vice President, Chief Commercial Officer as of August 2024. Ms. Pearce joined Jazz as Senior Vice President, Europe and International in March 2020. From March 2010 to December 2019, Ms. Pearce held various global senior management positions with Celgene Corporation, a pharmaceutical company, most recently as Vice President and General Manager, International Markets. Prior to that, from August 2002 to March 2010, she served in management positions at AstraZeneca plc, a global pharmaceutical company, culminating in her role as Director, Specialist Care. Prior to August 2002, she worked for DuPont Pharmaceuticals, a global pharmaceutical company. Ms. Pearce holds a B.Sc. from Birmingham University, U.K. and an M.B.A. from Cranfield University, U.K. Ms. Pearce is a citizen of the U.K.

Directors of Jazz

Jennifer E. Cook, 59, has served as a member of Jazz’s board since December 2020 and was appointed chairperson of Jazz’s compensation committee in April 2022. Ms. Cook serves as a non-executive director on the boards of directors of two other publicly-held companies, Denali Therapeutics Inc. and BridgeBio Pharma, Inc., both biotechnology companies. Ms. Cook founded Jennifer Cook Consulting, a consulting company, and has served as Principal since July 2019. From January 2018 to June 2019, Ms. Cook was the CEO at GRAIL, Inc., a privately-held early cancer detection diagnostic company. Prior to that, Ms. Cook worked at Roche Pharmaceuticals/Genentech, a global biotechnology company, for 25 years, where she held a number of senior management positions covering the full lifecycle of product development and commercialization. From 2010 to 2013, she oversaw Genentech’s U.S. Immunology and Ophthalmology Business Unit, and from 2013 to 2016, she led Roche’s European commercial business. She also served as Roche’s Global Head of Clinical Operations throughout 2017. In 2016, Ms. Cook was recognized as Woman of the Year by the Healthcare Businesswoman’s Association. Ms. Cook holds a B.A. in Human Biology and a M.S. in Biology from Stanford University and an M.B.A. from the Haas School of Business at University of California, Berkeley.

Patrick G. Enright, 63, has served as a member of Jazz’s board since the closing of the Azur merger in January 2012 and was a director of Jazz Pharmaceuticals, Inc. from 2009 until the closing of the Azur merger. Mr. Enright co-founded Longitude Capital, a healthcare focused venture capital firm, where he has served as a Managing Director since 2006. Mr. Enright currently serves on the boards of directors of Vera Therapeutics, Inc., BioAge Labs, Inc., and Zenas BioPharma, Inc., all biotechnology companies, as well as several privately held healthcare companies. Previously from 2002 to 2007, Mr. Enright was a Managing Director of Pequot Ventures (now known as FirstMark Capital), a venture capital firm, where he co-led the life sciences investment practice. Mr. Enright also has significant life sciences operations experience including holding senior executive positions at Valentis, Boehringer Mannheim (acquired by Roche) and Sandoz (now known as Novartis). Mr. Enright previously served on the boards of directors of over twenty companies, including, Aptinyx, from 2016 to 2022, Aimmune Therapeutics, Inc. from 2013 until its acquisition by Nestlé in 2020, Vaxcyte, Inc. from 2015 to 2020, and Corcept Therapeutics Inc. from 2008 to 2017. Mr. Enright holds a B.S. in Biological Sciences from Stanford University and an M.B.A. from the Wharton School of the University of Pennsylvania.

Laura J. Hamill, 60, has served as a member of our board of directors since July 2024. Ms. Hamill currently serves on the boards of directors of two publicly held companies, Y-mAbs Therapeutics, Inc., a commercial stage biopharmaceutical company, since April 2020, and BB Biotech, a Swiss-based investment fund, since March 2022. Ms. Hamill also serves on the board of directors of Unchained Labs, a privately held life sciences tools company and is an advisor for LaunchTX, which is part of the healthcare investment group of Carlyle. Ms. Hamill previously served on the boards of directors of biopharmaceutical companies Acceleron Pharma Inc. from September 2019 to June 2023, AnaptysBio, Inc. from September 2020 to December 2021, Pardes Biosciences, Inc. from July 2021 to August 2023, and Scilex Holding Company from November 2022 to August 2023. Ms. Hamill held the position of Executive Vice President, Worldwide Commercial Operations, for Gilead Sciences, Inc., a biopharmaceutical company, from 2018 to 2019. From 2002 to 2018, Ms. Hamill served in various executive management positions at Amgen Inc., a global biotechnology company, culminating in her role as Senior Vice President, U.S. Commercial Operations. She has extensive experience living and working overseas for Amgen with responsibilities for the overall product portfolio. She was Head of International Marketing and Business Operations, in Zug, Switzerland and also served as Senior Vice President of Amgen’s Intercontinental Region, consisting of 26 countries. She was Vice President and General Manager for the Inflammation Business Unit at Amgen and Immunex Corporation (acquired by Amgen) from 2000 to 2007. From 1995 to 2000, Ms. Hamill held senior management positions at Klemtner, a biopharmaceutical advertising agency and, from 1988 to 1995, started her career in pharmaceuticals with Hoffmann La-Roche Laboratories holding positions in product management, business analysis and field sales. Ms. Hamill holds a degree in Business Administration with an emphasis in Marketing from the University of Arizona.

Patrick Kennedy, 55, has served as a member of Jazz’s board since March 2024. Mr. Kennedy served on the board of directors of the Bank of Ireland from 2010 to 2024, and served as its Governor and Chairman from 2018 to 2024. Previously, Mr. Kennedy was the CEO of Paddy Power plc (now a part of Flutter Entertainment plc), a leading Irish brand, for nine years ending in 2014. Additionally, Mr. Kennedy was previously Chief Financial Officer of Greencore Group plc, and held prior roles with KPMG Corporate Finance and McKinsey & Company. Mr. Kennedy served as a non-executive director of Elan Corporation plc, a biotechnology company, and of online retailer ASOS plc. He is currently also the chair and non-executive director of CarTrawler, a B2B technology platform for car rental and mobility solutions, and the Honorary Treasurer of the Irish Rugby Football Union. He holds a BComm degree in Banking & Finance and a Post Graduate Diploma in Accountancy from University College Dublin. Mr. Kennedy also holds a Post Graduate Diploma in Statistics from Trinity College Dublin and he is a Fellow of the Institute of Chartered Accountants in Ireland. Mr. Kennedy is a citizen of Ireland.

Heather Ann McSharry, 63, has served as a member of Jazz’s board since May 2013 and was appointed as chair of our nominating and corporate governance committee in August 2017. Ms. McSharry has served as a non-executive director on the board of directors of International Consolidated Airlines Group, S.A since 2020 and as Senior Independent Director of International Consolidated Airlines Group, S.A. since June 2022. From 2006 to 2009, Ms. McSharry was Managing Director Ireland of Reckitt Benckiser, a multinational health, home and hygiene consumer products company. From 1989 to 2006, she held various positions at Boots Healthcare, a global consumer healthcare company, most recently as Managing Director of Boots Healthcare Ireland Limited. Ms. McSharry served on the boards of directors of the Bank of Ireland from 2007 to 2011, the Industrial Development Agency in Ireland from 2010 to 2014, Uniphar plc from 2019 to 2020, CRH plc from 2012 to 2021 and Greencore Group plc from 2013 to 2021. Ms. McSharry holds a BComm and a MBS degree from University College Dublin. Ms. McSharry is a citizen of Ireland.

Seamus Mulligan, 64, has served as a member of Jazz’s board since the closing of the Azur merger in January 2012. Mr. Mulligan was a founder and principal investor of Azur Pharma and was Azur Pharma’s Chairperson and CEO as well as being a member of its board of directors from 2005 until January 2012. Mr. Mulligan also served as Jazz’s Chief Business Officer, International Business Development from January 2012 until February 2013. Between 2014 and 2018, Mr. Mulligan served as Chairperson and CEO of Adapt Pharma Limited, a specialty pharmaceutical company, which was acquired in October 2018 by Emergent BioSolutions Inc., a multinational specialty biopharmaceutical company. Mr. Mulligan acted as a Consultant to Emergent BioSolutions Inc. from October 2018 to March 2019, when he was appointed to its board of directors on which he served until his resignation from the board in May 2020. From 2006 to 2017, Mr. Mulligan served as Executive Chairperson of Circ Pharma Limited and its subsidiaries, a pharmaceutical development stage group. From 1984 until 2004, Mr. Mulligan held various positions with Elan Corporation, plc, a pharmaceutical company, most recently as Executive Vice President, Business and Corporate Development, and prior to that position, held the roles of President of Elan Pharmaceutical Technologies, the drug delivery division of Elan Corporation, plc, Executive Vice President, Pharmaceutical Operations, Vice President, U.S. Operations and Vice President, Product Development. Mr. Mulligan served as a member of the board of directors of the U.S. National Pharmaceutical Council until 2004. Mr. Mulligan holds a Bachelor of Science (Pharm) and Master’s Degree of Science from Trinity College Dublin. Mr. Mulligan is a citizen of Ireland.

Kenneth W. O’Keefe, 58, has served as a member of Jazz’s board since the closing of the Azur merger in January 2012 and was a director of Jazz Pharmaceuticals, Inc. from 2004 until the closing of the Azur merger. Mr. O’Keefe served as Managing Director from January 1996 to January 2010 and CEO from January 2010 to January 2018 of BPOC, LLC, a healthcare private equity firm he co-founded. Since January 2018, he has served as Founder of and Advisor to BPOC, LLC. He serves on the boards of several privately-held healthcare companies and serves or has served on the audit committee of several companies in the healthcare industry. He holds a B.A. from Northwestern University and an M.B.A. from the University of Chicago.

Anne O’Riordan, 57, has served as a member of Jazz’s board since February 2019. From June 2019 to December 2024, Ms. O’Riordan served as a Group Director at Jardine Matheson Limited, a conglomerate, headquartered in Hong Kong, focused on multiple industry segments throughout North and Southeast Asia. Ms. O’Riordan was a member of the board of directors of Jardine Matheson Limited and served on the boards of the following companies in Jardine Matheson Limited’s portfolio – Mandarin Oriental Hotel Group International Limited, Hong Kong Land Limited and Dairy Farm Management Services Limited. Ms. O’Riordan is currently a member of the board of directors of Livi Bank Limited, a privately-held digital bank based in Hong Kong. Prior to June 2019, Ms. O’Riordan worked with Accenture (formerly Andersen Consulting), a multinational professional services company, in their Life Sciences practice, for 29 years, where she held various leadership positions in North America, Europe and Asia Pacific most recently as the Global Industry Senior Managing Director for Life Sciences responsible for the growth and management of the business across all geographies. In addition, Ms. O’Riordan served on the board of governors of the American Chamber of Commerce in Hong Kong from 2019 to 2024 and on the board of the International Women’s Forum of Hong Kong from 2021 to 2023 and currently serves on the advisory board of the J.E. Cairns Business School in the University of Galway, Ireland

from 2022 to present. She is also a long-standing member of the Women’s Foundation and the 30% Club. Ms. O’Riordan holds a B.Sc. in Biotechnology from Dublin City University as well as a postgraduate diploma in Financial Accounting and MIS from the University of Galway. Ms. O’Riordan is a citizen of Ireland.

Norbert G. Riedel, Ph.D., 67, has served as a member of Jazz’s board since May 2013 and was appointed chairperson of our science and medicine committee in April 2022. Dr. Riedel currently serves as Chairperson of the boards of Eton Pharmaceuticals, Inc., a publicly-held, commercial stage pharmaceutical company, and Alcyone Therapeutics, Inc., a privately-held clinical-stage biotechnology company. Dr. Riedel also currently serves on the boards of directors of Angitia Biopharmaceuticals, Inc., a privately-held clinical stage biopharmaceutical company, and the Illinois Biotechnology Industry Organization, a non-profit organization. He is a member of the Austrian Academy of Sciences and is an Adjunct Professor at Boston University School of Medicine and an Adjunct Professor of Medicine at Northwestern University’s Feinberg School of Medicine. Dr. Riedel also serves as Operating Partner for BPOC, LLC, a private equity firm, and is a Senior Executive Advisor to Bain Capital Life Sciences, a private equity firm. Dr. Riedel served as Executive Chairperson of Aptinyx Inc. from January 2022 to May 2023, as CEO from September 2015 to December 2021 and as President from September 2015 to December 2020. Aptinyx Inc. was a biopharmaceutical company spun out of its predecessor company, Naurex, Inc., where Dr. Riedel served as CEO and President from January 2014 to September 2015. From 2001 to 2013, he served as Corporate Vice President and Chief Scientific Officer of Baxter International Inc., a diversified healthcare company, where from 1998 to 2001, he also served as President and General Manager of the recombinant therapeutic proteins business unit and Vice President of Research and Development of the bioscience business unit. From 1996 to 1998, Dr. Riedel served as head of worldwide biotechnology and worldwide core research functions at Hoechst-Marion Roussel, now Sanofi, a global pharmaceutical company. Dr. Riedel served on the board of directors of Cerevel Therapeutics Holdings, Inc., a biopharmaceutical company, from October 2020 until it was acquired in August 2024 and on the board of directors of Ariad Pharmaceuticals, Inc., an oncology company, from May 2011 until the company was acquired in February 2017. Dr. Riedel holds a Diploma in biochemistry and a Doctor of Philosophy in biochemistry from the University of Frankfurt. Dr. Riedel is a citizen of the U.S. and Germany.

Mark D. Smith, 73, has served as a member of Jazz’s board since December 2020. Dr. Smith is a practicing physician and professor of clinical medicine at the University of California at San Francisco, where he has served since 1994. He also serves as a non-executive director on the boards of directors of two other publicly-held companies, Teladoc Health, Inc., a telemedicine and virtual healthcare company, and Phreesia, Inc., a healthcare software company. Dr. Smith also serves on the board of directors of Prealize Health, a privately-held predictive healthcare analytics company. From 1996 to 2013, Dr. Smith was the founding President and CEO of the California HealthCare Foundation, an independent nonprofit philanthropy organization. From 1991 to 1996, he served as Executive Vice President at the Henry J. Kaiser Family Foundation. Dr. Smith holds a B.A. from Harvard College, a Doctor of Medicine from the University of North Carolina at Chapel Hill and an M.B.A. from The Wharton School at the University of Pennsylvania.

Rick E Winningham, 65, has served as a member of Jazz’s board since the closing of the Azur merger in January 2012 and was a director of Jazz Pharmaceuticals, Inc. from 2010 until the closing of the Azur merger. In May 2014, Mr. Winningham was appointed as Lead Independent Director of Jazz’s board of directors. Mr. Winningham serves on the board of directors of Theravance Biopharma, Inc., a biopharmaceutical company having served as its Chairperson from July 2013 to October 2024. He has served as CEO of Theravance Biopharma, Inc. since its spin-off from Theravance, Inc. (now Innoviva, Inc.) in June 2014. From October 2001 to August 2014, Mr. Winningham served as CEO of Theravance, Inc., where he also served as Chairperson of the board of directors from April 2010 to October 2014. From 1997 to 2001, he served as President of Bristol-Myers Squibb Oncology/Immunology/Oncology Therapeutics Network and, from 2000 to 2001, as President of Global Marketing. Mr. Winningham is a member of Biotechnology Innovation Organization’s board of directors and serves on the Health Section Governing Board Standing Committee on Reimbursement. He is also cofounder of and strategic advisor to Praxis Bioresearch. He has served as a member of the board of directors of Rivus Pharmaceuticals, Inc., a clinical-stage biopharmaceutical company, since February 2024. He previously served as a member of the board of directors of Retrotope, Inc., a private biotechnology company focused on cell degeneration, from February 2021 to January 2022 and OncoMed Pharmaceuticals, Inc. from June 2015 until the company’s merger with Mereo BioPharma Group plc in April 2019. He also served as a member of the board of directors of the California Healthcare Institute, from November 2011 to March 2015 and served as its Chairperson from January 2014 until the California Healthcare Institute merged with Bay Area Bioscience Association to become the California Life Sciences Association, or CLSA, in March 2015. Mr. Winningham served on the board of directors of CLSA from March 2015 to July 2023, and served as its Chairperson from March 2015 until November 2015. Mr. Winningham holds an M.B.A. from Texas Christian University and a B.S. from Southern Illinois University.

Purchaser

The following table sets forth information about Purchaser’s directors and executive officers. The current business address of each person is c/o Jazz Pharmaceuticals Public Limited Company, Fifth Floor, Waterloo Exchange, Waterloo Road, Dublin 4, Ireland D04 E5W7, and the business telephone number is 011-353-1-634-7800. Except as provided below, all directors and executive officers listed below are citizens of the United States.

Name	Age	Position
Alan Campion	52	Chief Financial Officer, Director
Andrea Burke	51	Vice President

Directors and Executive Officers of Purchaser

Alan Campion, 52, was appointed Jazz’s Vice President Finance as of September 2020. Mr. Campion joined Jazz as Senior Director, Finance in March 2013. From November 2000 to March 2013, he served in a number of roles in Elan Corporation, a neuroscience-based biotechnology company, most recently as Senior Director, Finance. Mr. Campion is a Fellow of the Association of Chartered Certified Accountants. Mr. Campion is a citizen of the U.S. and Ireland.

Andrea Burke, 51, serves as Vice President, Senior Associate General Counsel, Legal, at Jazz Pharmaceuticals since April 2022. From January 2015 to April 2022, Ms. Burke held various positions within the Legal function at Astellas US LLC, a global pharmaceutical company, most recently as Vice President, Intellectual Property. Prior to that, from April 2009 to January 2015, she served as Intellectual Property Counsel and a member of the Patent Leadership Teams at both W.L. Gore & Associates and Synthes, Inc., supporting medical devices. From August 2002 to April 2009, she worked for GlaxoSmithKline, a global pharmaceutical company, ultimately as senior patent counsel. Prior to August of 2002, Ms. Burke worked at The Procter & Gamble Company, a global consumer products company as Patent Counsel within the Healthcare Business Unit. Ms. Burke holds a B.S. Chemical Engineering from the University of Maine, Orono, ME, and a J.D. from the University of Maine School of Law, Portland, ME.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depository at one of its addresses set forth below:

The Depository for the Offer is:

If delivering by trackable mail, including overnight delivery or any other expedited service:	If delivering by mail:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
c/o Voluntary Corporate Actions; COY: CMRX 150 Royall Street, Suite V Canton, Massachusetts 02021	c/o Voluntary Corporate Actions; COY : CMRX. P.O. Box 43011 Providence, Rhode Island 02940-3011

Delivery will only be deemed valid if delivered in Line with the instructions above.

Questions and requests for assistance may be directed to the Information Agent at its addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depository) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (877) 456-3402

Banks and Brokers may call collect: (212) 750-5833